Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Wireless electrical Grid LAN, WiGL, Inc.
1919 Commerce Dr suite 120
Hampton, VA 23666
https://www.Wi-GL.com/

Up to $1,069,999.81 in Common Stock at $0.59
Minimum Target Amount: $9,999.91

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Wireless electrical Grid LAN, WiGL, Inc.
Address: 1919 Commerce Dr suite 120, Hampton, VA 23666
State of Incorporation: VA
Date Incorporated: February 26, 2020

Terms:

Equity

Offering Minimum: $9,999.91 | 16,949 shares of Common Stock
Offering Maximum: $1,069,999.81 | 1,813,559 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.59
Minimum Investment Amount (per investor): $249.57

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

$500+

Level I - WiGL Bronze

Become part of the WiGL Investors Club* + Exclusive WiGL T-Shirt + 3% bonus shares

$1000+

Level II - WiGL Silver

Become part of the WiGL Investors Club* + Receive an exclusive WiGL T-Shirt + 5% bonus shares

$2500+

Level III - WiGL Gold

Become part of the WiGL Investors Club* + Receive an exclusive WiGL Polo Shirt + 10% bonus shares

$5000+

Level III - WiGL Platinum

Become part of the WiGL Investors Club* + Receive an exclusive WiGL Polo Shirt + 15% bonus shares + exclusive early access to WiGL enabled products

$50,000+

Executive Level - WiGL Angel

Become part of the WiGL Investors Club* + Receive an exclusive WiGL "Angels" Shirt + 30% bonus shares + Community Outreach Advisory Board Seat + exclusive early access to WiGL enabled products

$90,000+

Board Level - WiGL Advisory Board

Receive an exclusive WiGL "Board Member" Shirt + 50% bonus shares + Advisory Board Membership

*WiGL investors club: Monthly investor-facing news and updates, quarterly zoom seminar with directors and/or technology experts

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Wireless electrical Grid LAN, WiGL, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.59/ share, you will receive 110 common stocks, meaning you'll own 110 shares for $59. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The company's history - WiGL (pronounced "wiggle") started as a division of Glover 38th St Holdings, LLC ("G38"). G38 is a government consulting company formed in 2012. As part of G38's offerings, the company, headed by Dr. Glover, assisted the US Air Force Research Lab with the development of 5G for Advanced Training Waveforms (5G ATW).

During many of those 5G ATW government tests, it became obvious that in addition to the data provided by 5G technologies, there was also a need for power to those same devices.

So in 2017, Dr. Glover and Cherif Chibane, under contract to G38, started on a patent to solve the wireless electrical power challenge. By 2018, a full utility patent was granted to Dr. Glover and Mr. Chibane by the U.S. Patent Office in 2018.

In 2019, the patent was assigned to G38 for the division of WiGL to continue prototyping and advancing the technology. Subsequently, the patent and the associated trademark was assigned to the Company (WiGL).

By 2020, a Department of Defense contractor had taken interest in the technology and awarded G38 a small contract for WiGL in a fighter jet cockpit application.

Because of the rapid traction of WiGL, WiGL Inc was spun off of G38 and formed in February 2020 as its own entity. By Jul 2020, WiGL Inc presented the technology and prototypes to the world as part of a Tech Talk in partnership with Florida University International and Virginia Tech University Tech Research Center.

WiGL Inc

The company's business - WiGL will be a game-changer for over the air wireless recharging at a distance. Our technologies enable existing "wired" mobile devices to quickly move to far-field wireless power. And it's as simple as logging onto WiFi. Over the next decade, WiGL is seeking name dominance for all things related to wireless power delivery.

The company's business model - WiGL will be **primarily B2B** but with a win-win twist. We plan to partner and demonstrate the wireless technology on partner systems. For example, demonstrating WiGL inside a cell phone case made by a 3rd party vendor.

The company's current prototypes in development

1. In 2020, WiGL demonstrated a large 2ft x 2ft wireless power transmitter. Currently, we are developing a small WiGL enabled transmitter that plugs into a home or business electrical outlet.

2. WiGL has also contracted with Guinn Partners to develop a prototype WiGL enabled phone case receiver(s) that recharges your cell phone battery on the move.

3. Guinn Partners is also on contract to build WiGL enabled receivers for autonomous robots and drones. These developmental receiver prototypes are planned to be delivered in 2021.

Target customer B2B Goal #1 - is for future partners to license WiGL's patented technologies and manufacture WiGl enabled transmitters, receivers and/or transceivers for themselves = no inventory or supply chain for WiGL Inc.

Direct to customer Goal #2 - if goal #1 is not an option, our secondary goal is to have the same partner white-label their products for WiGL. Meaning the partner would manufacture WiGL enabled transmitters, receivers and transceivers and allow WiGL to market, distribute, and sell the product(s) as a WiGL packaged product.

So even if goal #1 is not reached, goal #2 allows WiGL to enter the market with the next generation of American-made wireless products.

Competitors and Industry

Competition

It is important to note there are at least 4 distinct categories of wireless charging which are:

- loosely coupled (a wire and a magnet)

- directly coupled (magnet attached to an object: table, desk or in your car)

- coupled (uses a wires but is sometimes called wireless)

- uncoupled wire-free (over-the-air),

There are currently no competitors in the uncoupled "limitless" distance and limitless powering charging realm where WiGL's patented technology resides.

Our closest competitor in the uncoupled charging realm is Energous, a company that is leading the next generation of wireless charging, wireless charging 2.0, with its award-winning WattUp® technology acquisitions.

Next is WiTricity. Founded in 2007 and operates in the loosely coupled realm (less than ½ foot between the transmitter and receiver).

Lastly, the directly coupled realm is led by the Wireless Power Consortium (WPC) under the Qi standard which is found in Samsung Galaxy and Apple iPhones.

Current Stage and Roadmap

WiGL started as a division of Glover 38th St Holdings, LLC ("G38") in 2017.

In 2017, Dr. Glover and Cherif Chibane, under contract to G38, started on a patent to solve wireless electrical power challenges effecting warfighters. Initial tests of the wireless technology conducted on the first prototype system used a 2.4GHz radio frequency (WiFi waveform).

By 2018, G38 conducted Demo #1, to showcase the WiGL transmitter and receiver prototypes. G38-WiGL proved successful with highly efficient receiving patch antenna and increased collected power. A patent was granted by the U.S. Patent Office in 2018.

In 2019, the patent was assigned to G38 for the division of WiGL to continue prototyping and advancing the technology.

By 2020, a Department of Defense contractor had taken interest in the technology and awarded G38 a small contract for WiGL in a fighter jet cockpit application.

2020 Milestone: Demo #2 for Department of Defense fighter jet cockpit application. Smaller transmitters and receiver prototype for pilot helmet were developed using WiFi frequency to improve harvesting and distances from the transmitter to receiver local area network.

Because of the rapid traction of WiGL beyond the military, Dr. Glover (owner of G38) split WiGL from G38 and founded WiGL Inc as its own entity. WiGL Inc was formed in February 2020.

By Jul 2020, WiGL Inc presented the technology and prototypes to the world as part of a Tech Talk.

2020 Milestone: Demo #3 Using the Demo #2 prototype(s), In partnership with the Virginia Tech Research Park and Florida University International, demonstrated 1-WiGL enabled transmitter and 1-WiGL enabled receiver prototype to prove that a cell phone could be powered or recharges on the WiGL network.

Current Stage

Today: In support of upcoming Demos #4-5 and Goal #1... WiGL Inc has **partnered with Guinn Partners to build three exciting new developmental prototypes**:

1. A small <u>WiGL enabled transmitter</u> that plugs into a home or business electrical outlet

2. <u>WiGL enabled phone case receivers</u> that recharge your battery on the move

3. <u>WiGL enabled receivers for autonomous</u> robots and drones

Next Stage in 2021

WiGL has submitted 3 proposals to advance the technology from government use to commercial applications.

Road Map

In order to realize the projected sales volume growth outlined in our current business plan, we will need to methodically gain licenses, create end-user products and/or form strong partnerships with market leaders, through strategic and successful demonstrations of WiGL on manufacturer's existing products and increase our sales representatives.

2021 Milestone: Demo #4 for the National Science Foundation Small Business Research Innovation (SBIR) contract to **miniaturize and network the WiGL transmitters prototypes.** If the SBIR is awarded, WiGL will reduce the transmitter size to enable a global launch and deployment of the limitless distance of WiGL.

2021 Milestone: Demo #5 for the US Air Force to **build and deploy a highly mobile transmitter microgrid**. If awarded, WiGL will help the Air Force reimagine the use of electricity. WiGL will enable warfighters to take, move and use power on demand.

2021-22 Milestone: **Commercial Licensing Launch** of B2B sales using partner results from Demos 3-5.

2021-22 Milestone: **Commercial Products Launch** of WiGL IoT products using partners to white label.

Once we reach the commercial launch, in addition to having good B2B WiGL enabled transmitters and receivers, we need our own well-supported and trained representatives to supplement and support partner sales resources in order to gain traction. Well established partners or 3rd party white-label vendors' salespeople often operate from a fixed roadmap and do not pay sufficient attention to new brands or technologies. These partners may need to be convinced that WiGL enabled products will bring them incremental sales and not take away existing business. Some of our tactics to overcome potential indifference will include:

a) Providing incentives for salespeople (if partners approve) to push sales.

b) Providing WiGL training at partner general sales meetings to increase awareness of the WiGL brand, in an attempt to lead to name dominance.

c) Having our salespeople accompany partners salespersons while they visit accounts to build a personal connection with each salesperson and account.

d) Sharing of success stories from Demos 1-5 and achieving milestones to show momentum.

e) Using carefully planned and crafted communication and pitches.

Special note, the CEO, Dr. Glover, and CTO, Mr. Cherif may be replaced by qualified candidates after the company generates over $2.5M in revenue and/or secures a government contract. However, Dr. Glover intends to remain as the chairman of the board.

The Team

Officers and Directors

Name: Dr. Ahmad Glover

Dr. Ahmad Glover's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and CEO
  Dates of Service: January 01, 2020 - Present
  Responsibilities: As the CEO, he is the highest-ranking executive whose primary responsibilities include making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board) and corporate operations, and being the public face of the company. He plans to take a salary of $250K when the company generates revenue.

- **Position:** Executive Chairperson of the Board of Directors
  Dates of Service: February 26, 2020 - Present
  Responsibilities: Manages and provides leadership to the Board of Directors of the Company. He plans to take a salary of $250K when the company generates revenue.

Other business experience in the past three years:

- **Employer:** Glover 38th St Holdings, LLC
  Title: President & CEO
  Dates of Service: April 04, 2012 - Present
  Responsibilities: Linking projects, programs and leaders' vision.... to measurable results. We specialize in process and organizational alignment. Supported strategic planning for: - US Air Force Live Virtual Constructive Operations - City

of Memphis Performance Metrics - Shelby County, TN Poverty Initiative - Little Rock, AR Fire Department Process Improvement - Richmond, VA Fire Department Process Improvement - James City County Indoor Recreation - and a number of other private companies. G38 built the 10-year strategic plans for: - Federal Aviation Administration - Federal Emergency Management Agency - CPS Professional Services - Business Management Associates - ProPops Foundation USA - and many moreLinking projects, programs and leaders' vision.... to measurable results. We specialize in process and organizational alignment. Currently supporting strategic planning for: - US Air Force Live Virtual Constructive Operations - City of Memphis Performance Metrics - Shelby County, TN Poverty Initiative - Little Rock, AR Fire Department Process Improvement - Richmond, VA Fire Department Process Improvement - James City County Indoor Recreation - and a number of other private companies. G38 built the 10-year strategic plans for: - Federal Aviation Administration - Federal Emergency Management Agency - CPS Professional Services - Business Management Associates - ProPops Foundation USA - and many more

Name: Robert Rickard

Robert Rickard's current primary role is with RCG Holdings, LLC. Robert Rickard currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: April 01, 2020 - Present
  Responsibilities: As the COO, he is a senior executive tasked with overseeing the day-to-day administrative and operational functions of a business. The COO reports directly to the chief executive officer (CEO) and is considered to be second in the chain of command. He will receive a salary of $150K and a bonus equal to 10% of the net profit amassed by the company derived from his efforts after the company raises $2.5M.

Other business experience in the past three years:

- **Employer:** RCG Holdings, LLC
  Title: President
  Dates of Service: January 01, 2004 - Present
  Responsibilities: RCG is a Veteran-Owned Small Business with offices in Phoenix, AZ and St. Louis, MO. With over 35 Subject Matter Experts spread over 13 states in the US, many still current and qualified in their respective aircraft/discipline, we specialize in military aviation consulting, systems engineering, intellectual property development and traditional business development. We have SME experience in F-35, F-22, F-15, F-16, A-10, and F-18 aircraft, as well as the MQ-1 and MQ-9. We have recently added JTAC, Pararescue, and C2 SMEs due to the growing demand in these areas. With over

25 years combined operational test experience, we offer test development/execution as well flight testing in our corporate aircraft at a fraction of the cost of military equivalent testing. RCG has both private industry and government contracting experience, as well as a GSA Professional Engineering Schedule. We have a TS facility clearance and are DCAA Compliant.

Name: Cherif Chibane

Cherif Chibane's current primary role is with Aerostech LLC. Cherif Chibane currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Scientist and Technology Officer
  Dates of Service: April 01, 2020 - Present
  Responsibilities: As the Chief Scientist and Technology Officer, he is a senior executive tasked with overseeing all technical operational functions of the business. The CTO reports directly to the chief executive officer (CEO). He plans to take a salary of $250K when the company generates revenue.

Other business experience in the past three years:

- **Employer:** Aerostech LLC
  Title: CTO
  Dates of Service: July 01, 2017 - Present
  Responsibilities: - Founder and advanced R&D lead. - Investigation of configurable computing applied to wireless communications and multi agent collaborative control.

Name: Marie Wise

Marie Wise's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Innovation Officer and Partnerships
  Dates of Service: April 01, 2020 - Present
  Responsibilities: As the Chief of Innovation and Partnering, (CI&P), she is our senior executive tasked with overseeing all business development operational functions of the business. She develops and executes the company's sales strategies to increase market share and penetration. The CI&P reports directly to the chief executive officer (CEO). She will receive a salary of $150K and a bonus of 10% of the net profit amassed by the company derived from her efforts when the company raises $2.5M.

Other business experience in the past three years:

- **Employer:** LVB Consulting
  Title: Bus Development Director
  Dates of Service: April 04, 2018 - Present
  Responsibilities: Head of Business Development

Other business experience in the past three years:

- **Employer:** Materion Corp
  Title: OEM Regional BD Manager
  Dates of Service: January 01, 2013 - April 01, 2018
  Responsibilities: Head of Business Development

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
The purchase of common stock involves a high degree of risk including, but not necessarily limited to, the risks described below. Before subscribing for shares, each Investor should consider carefully the general investment risks enumerated elsewhere in this offering. Limited Operating History; Limited Capital; Start-up Company WiGL, INC had not independently established any revenues or operations that shall provide financial stability in the long term. And, there can be no assurance that the Company can realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital. There can be no assurance that such capital shall be available at reasonable cost, or that it would not materially dilute the investment of investors in this Offering if it is obtained. Investment in a start-up company such as the Company is inherently subject to many risks, and investors should be prepared to withstand a complete loss of their investments. The Company only has a limited operating history upon which investors may base an evaluation of its performance; therefore, it is still subject to all the risks incident to the creation and development of a new business. The Company plans to conduct closings of sales of common stock as subscriptions are received. If less than the minimum described in this offering is received from the sale of Common Stock, the Company may have

insufficient cash to implement its plans as described below, and investors who purchase the Common Stock shall be at heightened risk of loss from their investments.

Our business projections are only projections

The financial projection discussion of the Company included in this offering is based upon assumptions that the Company believes to be reasonable. Such assumptions may, however, be incomplete or inaccurate, and unanticipated events and circumstances may occur. For these reasons, actual results achieved during the periods covered may be materially and adversely different. Even if the assumptions underlying the Company's plans prove to be correct, there can be no assurances that the Company shall not incur substantial operating losses in attaining its goals. The Company's plans are based on the premise that existing consumer demand for intellectual properties, projects, products, services shall continue. However, there can be no assurances that the Company's objectives shall be realized if any of the assumptions underlying its plans prove to be incorrect. Investors should be aware that only our internal independent market studies have been conducted by the Company regarding the Company's plan, and no other such studies currently planned.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Determination of Offering Price The offering price for the shareholders as noted in this document was determined arbitrarily by the Company based upon a number of factors. Such price is based primarily on the amount of funds sought from this financing and the number of shares the Board is willing to issue in order to raise such funds. Accordingly, there is no relationship between the price of the Offering and the assets, earnings or book value of the Company, the market value of the Common Stock, or any other recognized criteria of value. As such, the price does not necessarily indicate the current value of the shares and should not be regarded as an indication of any future market price of the Company's capital stock.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 n this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the

Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be operational WiGL enabled devices or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our WiGL enabled devices. Delays or cost overruns in the development of our WiGL enabled devices and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

WiGL Inc was formed on 26 February 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. WiGL Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that WiGL enabled devices are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and/or trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the

Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a wireless energy -based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption of WiGL enabled devices or in its systems could reduce the attractiveness of WiGL enabled devices and result in a loss of investors and companies interested in using our devices. Further, we rely on a third-party technology provider to provide some of our technology. Any disruptions of services or cyber-attacks either on our technology provider or on WiGL Inc could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. Ahmad Glover	83,600,000	Common Stock	88.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,813,559 of Common Stock.

Common Stock

The amount of security authorized is 500,000,000 with a total of 95,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding on a fully diluted basis includes 90,725,000 shares issued and 4,275,000 reserved pursuant to an option poll.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The funds from this campaign are important in executing the company's business plan but not critical to its survival. WiGL Inc is awaiting award of numerous grants to operate for not less than 12-months.

WiGL has submitted 3 proposals to advance the technology from government use to commercial applications. All three grant opportunities would start in early 2021 and provide operating revenue to support the 12-month forecast.

Road Map

1. National Science Foundation (NSF) prototypes are planned to start in January or February 2021. This is a 4-step, 3-Phase effort; and WiGL is currently at the 2nd step. The first step which WiGL has completed is called "Project Pitch". In this step, companies are asked to submit a problem and propose a prototype solution to the government. If the pitch is accepted, the company is awarded an opportunity to write a formal proposal and request Phase I funding up to $256K. WiGL was awarded "2" NSF Pitch Awards and is seeking $512K funding for two 9-weeks efforts. If awarded the $512K for Phase I, WiGL intends to submit two follow-on efforts for Phase II funding of $2,000,000 to start in the summer of 2021. At the completion of the NSF efforts, WiGL intends to seek Phase III government contracts for WiGL enabled transmitters, receivers and transceivers.

2. AFWERX feasibility is also planned to start in January or February 2021 to run concurrently with NSF. Much like NSF, the Air Force is a 3-Phase effort. However, in the AFWERX first, companies are asked to submit a problem and propose a feasibility study for a solution that meets a unique Air Force issue. If the Phase I proposal is accepted, the company is awarded Phase I funding up to $50K. WiGL has submitted "2" AFWERX proposals seeking $100K funding. If awarded the $100K for Phase I, WiGL intends to submit two follow-on efforts for Phase II funding of $2,000,000 to start in the summer of 2021. At the completion of the AFWERX efforts, WiGL intends to seek Phase III Air Force contracts for WiGL enabled transmitters, receivers and transceivers for warfighters.

Based on the grant roadmap and projections, WiGL Inc will have enough funding to support 12-months of operations **without generating revenue.**

Foreseeable major expenses based on projections:

The projected major expenses will be to support rapid growth:

Facilities -

WiGL, Inc is located in Hampton Roads, Virginia, within walking distance of Hampton University. We also enjoy 24/7 access to the Tech Center Research Park, an expanding technology business incubator in Newport News, VA. Through its location in the heart of the Hampton Roads area, in the vicinity of much of the United States' defense infrastructure and access to many leading defense contractors, WiGL, Inc has already secured commercial relationships with some of the Department of Defense's key technology suppliers.

The Tech Center Research Park offers networking and collaboration opportunities with research universities in the state, for example with Virginia Tech through the VT KnowledgeWorks foundation. Together with the proximity to area universities such as Old Dominion University, this ensures ready access to local talent for future growth. Despite of its central location, WiGL is still operating in a HUBZone (historically underutilized business zone) and is looking forward to contributing to the growth of knowledge-based businesses in the area.

In addition to the prototyping conducted at WiGL's labs and offices, some manufacturing and/or testing tasks will need to be conducted at our partners' facilities ("Team WiGL"), where WiGL will leverage their highly specialized equipment. These partners include the RFCOM lab at Florida International University where electromagnetic testing will be conducted, and our colleagues at Guinn partners who will manufacture the electronics (circuit boards, antennas, enclosures) and delivering the 1st generation WiGL transmitters, receivers, and transceivers for defense and commercial use.

The availability and location of physical facilities and significant equipment necessary to to commercialize WiGL will be carried out by WiGL and may grow as traction grows.

• WiGL's headquarters (HQ) offices is a rented space of 1,100 square feet, located at 1919 Commerce Dr, Ste 120 in Hampton, VA 23666. Essential infrastructure such as phones, WiFi, access to printers, business mailboxes, as well as meeting rooms are included in WiGL's rental agreement. As more and more B2B applications of WiGL occur, **we project that WiGL Inc will outgrow our current HQ and require a combined office and lab location.**

• The Electronics laboratory where the development and testing of the WiGL technology will be conducted or demonstrated is located at the Tech Center Research Park. As part of WiGL Inc's StartEngine Launch, our in-house testing labs will be located at the Tech Center Research Park, with desks for 20+ people. A total of 10,000 square feet are available for WiGL at this single location. It is important to note that, due to the highly innovative and disruptive nature of the technology, our company's R&D activities are decentralized.

• As the Tech Center Research Park is constantly expanding, WiGL's HQ and in-house Lab will be able to grow and WiGL's grows.

☒ Team WiGL Partner Facilities – 1 (Florida International University; FIU):

• The radio frequency (RF) Communications, Millimeter Waves and Terahertz Laboratory (RFCOM Lab) at Florida International University includes a world-renowned facility in RF antenna design, RF energy harvesting, RF circuit design, and electromagnetic modeling and simulation, where the WiGL transmitters have been tested.

• The RFCOM lab operates multiple indoor anechoic chambers which are designed to test RF equipment with regards to reliable operation and regulatory compliance such as FCC-testing while minimizing external interference. One of the chambers is a larger walk-in facility which can host prototype testing of an entire WiGL LAN.

We project that WiGL Inc will need a co-located office and lab location at, on or near FIU.

Equipment –

Although WiGL Inc has access to the cutting-edge wireless power equipment today, we project that in the future the WiGL Inc labs will need significant equipment and resources to meet our Goal #1 and #2.

• <u>WiGL's Projected Future Specialized Electronics Lab Equipment</u>

☒ Walk-in anechoic chamber with STARLAB 18GHz antenna measurement system.

☒ ETS-Lindgren AMS-8050 indoor anechoic chamber (650 MHz – 18 GHz).

☒ Keysight N5222B network analyzer with extended range up to 110 GHz.

☒ Keysight N5225A PNA Microwave Network Analyzer (up to 50 GHz).

☒ Keysight E5061B Network Analyzer 5 Hz – 3 GHz.

☒ Keysight E5071C Network Analyzer 20 GHz.

☒ Keysight N9923A portable RF network analyzer.

☒ Keysight E4421B ESG-A analog signal generator (3 GHz)

☒ Keysight N5181A MXG RF analog signal generator (100 kHz – 6 GHz).

☒ Keysight N5183B signal generator (9 kHz – 31.8 GHz).

☒ Keysight N1914A Power Meter (9 kHz – 110 GHz).

☒ Keysight N9030 B PXA Signal Analyzer (3 Hz – 50 GHz).

☒ Programmable multi-channel RF transceiver (MIMO) up to 110 GHz with Keysight M8190 A arbitrary waveform generator and Keysight M9734 A digitizer for substitute WiGL transmitter testing.

• <u>Software licenses</u>

☒ ADS (Advanced Design Systems by Keysight): RF circuit design and electromagnetic field modeling.

☒ HSPICE with RF-specific in-house expertise (modeling of electronic circuits).

☒ Cadence (high-performance electromagnetic modeling for RF, such as 5G applications).

☒ ANSYS Multiphysics modeling, including HFSS (high-frequency electromagnetics toolbox).

☒ Altair Feko (high-frequency electromagnetic simulation software).

☒ CST Studio Suite (3D electromagnetic analysis and optimization software).

☒ XFdtd 3D (high-performance 3D electromagnetic modeling using finite-difference time-domain).

• Rapid prototyping equipment:

☒ LKPF ProtoMat S103 Circuit board plotter for PCB prototype manufacturing as a backup PCB manufacturing system.

☒ Makerbot Z18 3D printer (rapid prototyping of enclosures for on-the-fly redesign).

☒ Fujifilm DMP-2831 film printer to print flexible RF antennas.

• Project-specific equipment to be added (for quality control at WiGL HQ and/or Lab):

☒ RF function generator for 2.4 GHz testing (e.g., Tektronix TSG4104A).

☒ RF power amplifier, e.g., Keysight 83006A.

☒ Two project-specific data acquisition and -analysis laptops.

Labor cost to meet customer demand

WiGL's sales strategy hinges on hiring and utilizing a full time team of Licensing Employees ("LE's") and Product Development and Integration Employees ("PDIE's") that will be trained and tasked with reaching out and forging partnerships with existing electronics technology hardware companies that have existing customer bases. Phase 1 of sales outreach will span years 1-3 where WiGL will target technology hardware companies such as Belkin, Dell, GE, and Cubic. The Company has already commenced discussions with Belkin who have expressed interest in continuing the conversation. Through leveraging Dr. Glover's contacts within the Department of Defense, the Company has also commenced discussions with Cubic, a U.S. public corporation providing diversified systems and services to the transportation and defense markets worldwide. In Phase 2, the Company will target companies such as Sony, Apple, and Applied Materials.

The structure of the sales force is comprised of LE's and PDIE's and will be led by the Chief Innovation and Partnering Officer. WiGL is projecting each LE to be responsible for capturing companies that will sell 10,000 software subscription accounts per month and each PDIE to be responsible for capturing companies that will purchase and/or co-produce ("white label")>1 million transmitter and receiver licenses monthly.

Based on our projections, management is confident of these sales targets as the sales force's focus is on B2B sales with tech hardware companies that have existing customer bases. Additionally, and as mentioned, WiGL's sales model is to approach each potential partner with WiGL already developed and demonstrated by the PDIE on or in the sales target's product offerings. The Company's goal is to get the potential partner to #1 license or #2 white label.

We project that WiGL Inc will need to hire additional LE and PDIE's to facilitate growth.

Future operational challenges:

Inability to get to market fast enough is our #1 operational challenge.

The disruptive technology of WiGL is poised to upset numerous markets and we foresee our number #1 -3 challenges as:

#1. Speed to dominate the market.

#2. Name dominance for long-term licensing revenue.

#3. B2B license vs sell direct to end-user.

Operations challenges:

#1. Difficult stages in reaching a finalized-products, post-protypes, for the multiple launch markets:

- Multiple Cellphones, case, plugs

-- WiGL will need to scale rapidly based on market traction for specific mobile devices

-- WiGL will need experts and partners able to license, build and/or sell to end-users across the many cellphone types. As of November 2020 there were over 3000 different mobile phones on the market (https://www.gsmarena.com/makers.php3):

ACER 100 devices

ALCATEL 399 devices

ALLVIEW 157 devices

AMAZON 19 devices

AMOI 47 devices

APPLE 87 devices

ARCHOS 43 devices

ASUS 182 devices

AT&T 4 devices

BENEFON 9 devices

BENQ 35 devices

BENQ-SIEMENS 27 devices

BIRD 61 devices

BLACKBERRY 92 devices

BLACKVIEW 6 devices

BLU 320 devices

BOSCH 10 devices

BQ 20 devices

CASIO 5 devices

CAT 16 devices

CELKON 229 devices

CHEA 12 devices

COOLPAD 36 devices

DELL 20 devices

EMPORIA 15 devices

ENERGIZER 48 devices

ERICSSON 40 devices

ETEN 22 devices

FAIRPHONE 2 devices

FUJITSU SIEMENS 2 devices

GARMIN-ASUS 5 devices

GIGABYTE 63 devices

GIONEE 85 devices

GOOGLE 14 devices

HAIER 59 devices

HONOR 99 devices

HP 41 devices

HTC 273 devices

HUAWEI 347 devices

I-MATE 34 devices

I-MOBILE 37 devices

ICEMOBILE 61 devices

INFINIX 52 devices

INNOSTREAM 18 devices

INQ 5 devices

INTEX 15 devices

JOLLA 3 devices

KARBONN 60 devices

KYOCERA 24 devices

LAVA 118 devices

LEECO 9 devices

LENOVO 209 devices

LG 662 devices

MAXON 31 devices

MAXWEST 41 devices

MEIZU 61 devices

MICROMAX 285 devices

MICROSOFT 31 devices

MITAC 12 devices

MITSUBISHI 25 devices

MODU 8 devices

MOTOROLA 506 devices

MWG 5 devices

NEC 73 devices

NEONODE 3 devices

NIU 30 devices

NOKIA 509 devices

NVIDIA 3 devices

O2 45 devices

ONEPLUS 26 devices

OPPO 150 devices

ORANGE 19 devices

PALM 17 devices

PANASONIC 123 devices

PANTECH 72 devices

PARLA 10 devices

PHILIPS 227 devices

PLUM 107 devices

POSH 30 devices

PRESTIGIO 56 devices

QMOBILE 90 devices

QTEK 21 devices

RAZER 2 devices

REALME 62 devices

SAGEM 120 devices

SAMSUNG 1262 devices

SENDO 19 devices

SEWON 25 devices

SHARP 60 devices

SIEMENS 94 devices

SONIM 14 devices

SONY 146 devices

SONY ERICSSON 188 devices

SPICE 120 devices

T-MOBILE 58 devices

TCL 10 devices

TECNO 56 devices

TEL.ME. 7 devices

TELIT 30 devices

THURAYA 1 devices

TOSHIBA 35 devices

ULEFONE 33 devices

UNNECTO 30 devices

VERTU 17 devices

VERYKOOL 139 devices

VIVO 171 devices

VK MOBILE 31 devices

VODAFONE 87 devices

WIKO 75 devices

WND 5 devices

XCUTE 4 devices

XIAOMI 173 devices

XOLO 81 devices

YEZZ 96 devices

YOTA 3 devices

YU 13 devices

ZTE 278 devices

- Different Laptops, recharging needs, plugs

-- WiGL will also need to scale rapidly based on market traction for specific laptop and tablet devices

-- WiGL will need experts and partners able to license, build and/or sell to end-users across the many laptop, Pads and tablets. As of November 2020 there were over 2000 different laptops, tablets and/or Pads on the market (https://www.firstpost.com/tech/laptops/all-brands):

A & K

Allview

Amosta

Archos

Billion

Celkon

Chuwi

Condor

Cubot

Datamini

Detel

EcoTel

Exmart

Fly

Forme

Google

GreenBerry

HOMTOM

HPL

ILIFE

InFocus

Karbonn

Kekai

Maxx

Motorola

Mtech

Muphone

Niamia

Panasonic

RDP

Sansui

Sharp

Skyshop

Skytel

Smartisan

Snowtel

Sony

T-bao

TCL

Teclast

Tork

Toshiba

Ulefone

XElectron

Zanco

Zen

Ziox

iSmart

#2. Race to be first to market with naming rights for future trademarks

- Wireless power is still nameless; we are attempting to make WiGL a household name like WiFI

- WiGL is seeking to dominate the name for "All" wireless power and leverage the trademark along with our offering

- Slow to market could significantly slow of limit name dominance

☒ Trademark licensing.

In the same way that the trademark WiFi is present in/on/inside all wireless data devices, the trademark WiGL is seeking to be present in/on/inside all wirelessly chargeable products. We plan to license our registered trademark "WiGL" through non-exclusive models, so both the licensee, our company WiGL Inc., and other third parties are allowed to distribute products under our brand. The royalties are projected to range from $0.10 to $0.30 per device (similar to what the WiFi Alliance charges to their licensees) and will depend on:

1) production volume; and

2) the actual dominance our brand reaches (see communication and marketing below).

WiGL's name dominance will thus need to provide a solid, recurrent revenue stream far into the future when WiGL's patents have expired.

#3. Reaching our primary B2B licensing goal early; being forced to white label and distribute and sell our own products, which will require more capital. (White Label means WiGL enabled products made by a third party)

- If we can reach existing manufacturers and license out technology or simply provide chipsets, our overhead remains very low.

- If we don't find early adaptors and require them to manufacture for WiGL and we distribute, market and sell…overhead increases.

Communication and marketing

We plan to engage in an aggressive branding and marketing campaign to ensure that WiGL is associated with wireless power delivery to the same extent as WiFi is with wireless data connectivity. During the first two years after product launch, WiGL plans on investing over 25% of all gross revenues into digital marketing and trade shows. Although our technology offerings are B2B, the bulk of our marketing efforts will be focused on the end user through social media campaigns and heavy influencer engagements. First, we will try to get every teenager around the world to call wireless power WiGL. If successful, we will get every 10-to-80-year old to demand and use WiGL as often as they request WiFi.

The goal is that in five years after commercial launch, WiGL wireless power will be as prevalent as WiFi wireless connectivity. When going to a restaurant or a friend's place, consumers today do not ask for "2.4 GHz wireless connectivity systems to connect a device", they simply ask, "Do you have WiFi?". Similarly, consumers will not ask for "a wireless charging system to charge a device", but will ask "Do you have WiGL?".

This brand recognition will be a significant part of the value of WiGL; for example, almost half of customers state that they are more likely to shop in a store that provides free WiFi . In the same way, customers will be more likely to shop in a store providing free WiGL.

The challenge for #3 will be to move partners to license rather than white label. By white label, we mean, the partner would manufacture WiGL enabled transmitters, receivers and/or transceivers and WiGL would be responsible for all distribution, packaging, marketing and end-user sales.

A presented above, the different types of cellphones, laptops, tablets and Pads presents future operational challenges if WiGL's main revenue model moves from licensing ...and to white labelled products.

Future challenges related to capital resources:

We foresee the need to raise capital to support growth. It will require capital to #1 grow, #2 maintain name presence and #3 partner with manufactures if we move into selling WiGL enabled products made by a third party.

If WiGL is purchasing, inventorying, packaging, marketing and selling WiGL enabled transmitters, receivers and transceivers, there will be an additional need to raise capital.

The additional capital will be needed to design and purchase bulk quantities of WiGL enabled transmitters, receivers and transceivers over the first 1-2 years. As WiGL grows, the company plans to build in-house manufacturing capabilities.

Capital will be used for growth, maintaining name presence, and maufacturing partnerships.

#3. Reaching our primary B2B licensing goal early:

- We will need additional capital for packaging, licensing from external vendors, market research.

For packaging, WiGL will need capital to target both the B2B partner and convince the end user to use wireless power

Because WiGL's business model is to be part of existing manufacturers offerings, we anticipate the need to license from some external vendors to aid WiGL in getting to market quickly; supporting our goal of name dominance. For example: in the short-term, WiGL may need to license the use of the Apple or Samsung logo to sell white label (3rd party manufactured) products to the end user.

These future licensing needs could create capital resources challenges.

Future milestones and events:

We have demonstrated our WiGL enabled transmitters and receivers prototype model inside business partner devices. We have a number of Defense industry demonstrations planned in 2021 (Post-COVID) that will demonstrate the technology for both military and commercial applications.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

WiGL Inc recently completed a contract to demonstrate WiGL transmitters and receivers inside a military fighter jet.

After all expenses, WiGL currently has $5000 in cash on hand and an open line of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The campaign highly supports the financial health of WiGL.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

From our CF round, WiGL Inc plans to use the funds over the next 12-months to:

- Complete the Guinn Partner prototypes to start our B2B relationship with existing cellphone, laptop, robotics, and drone manufacturers.

- Complete the Cubic Global Defense prototypes to start our B2B relationship for potential Defense products.

- Fund matching with government partners (National Science Foundation and AFWERX) leading to potential government contracts.

These funds will potentially bring three families of products to market and help WiGL potentially achieve profitability.

1. WiGL receiver prototypes that go on a cellphone (dongle that plugs in or case the phone fits into)

2. WiGL receiver prototypes that go on military applications, robots or drones (dongle

that plugs into the existing power port)

3. WiGL transmitter prototypes that plug into the wall or car (giving the user power at a distance)

Any remaining funds will be proportioned to the operational budget for items such as but not limited to working capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

WiGL's minimum raise is only $10K. This amount will cover the CrowdFunding raise expenses. We expect less than $1K to be remaining.

Assuming existing revenue levels are at least maintained, the company will be able to cover its fixed costs and operate indefinitely even if this offering were to only meet its minimum funding goal. The company has no expenses related to product manufacturing and has a lean on demand inventory supply chain and, due to the nature of the technology, WiGL gets paid before any work is performed. Ultimately, the company has an agile structure and can quickly scale its operating expenses according to surrounding circumstances and operate effectively through all types of fundraising scenarios.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will be able to operate for 12-months should this offering meet its maximum funding goal. Ultimately, the company has an agile structure and can quickly scale its operating expenses according to surrounding circumstances and operate effectively through all types of fundraising scenarios.

At a proposed burn rate of 0.83%, the maximum raise allows the company to operate for 12- additional months.

WiGL, Inc.

ProForma Burn Rate Projections $1,070,000/$89,166 per month = 12-months

Proposed CF Raise $1,070,000 over 12 -months

Total Raised $1,070,000 (NOTE: this assumes no other sources of revenue).

Cost of Goods Sold

COGS - Transmitters $60,000

COGS - Receivers $10,000

Total Cost of Goods Sold ($70,000)

Gross Remaining from CF $1,000,000

Projected 12-month Payroll

Total Wages, Salaries, and Commissions $280,000

Payroll Taxes and Benefits $56,000

Total Payroll ($336,000)

Projected General and Administrative

Bank Fees - Merchant $1,100

Bank Fees - Transactional $1,100

Insurance - Business $2,500

Licenses & Fees $1,400

Marketing and Advertising $100,000

Office - Equipment Expense $50,000

Office - Rent $39,045

Office - Supplies $13,700

Office - Telephone and Internet $2,500

Professional Fees - Accounting $15,000

Professional Fees - Independent Contractors (co-development) $40,000

Professional Fees - Legal $250,000

Research and Development $50,000

CF Costs Expensed $75,000

Travel and Entertainment $25,000

Miscellaneous $4,000

Total Projected G&A Expenses ($670,345)

Projected 12-month EBITDA ($6,345)

Interest Expense $0

Depreciation Expenses $5,000

Income Taxes (Federal State and Local) $2,221

Projected Net Income **$876**

Note: the amounts presented above are projections and subject to change based on actual operational needs of WiGL Inc.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In the event that the company would need additional outside capital, we will turn to a wide range of capital resources to provide the company the necessary financing to bridge the company's operations. This could include commercial lenders, accredited equity investors and private equity firms.

As noted, WiGL Inc is actively attempting to sell hardware and software licenses as part of our #1 goal.

WiGL Inc is also in the running for a number of non-equity government grants to advance the technology through rapid development of WiGL developmental prototypes for specific applications.

Any other future revenue is unplanned and not currently projected for capital contributions, lines of credit, or contemplated future capital raises.

Indebtedness

- **Creditor:** Glover 38th St Holding, LLC
  Amount Owed: $10,000.00

Interest Rate: 7.0%
Maturity Date: February 26, 2025

Related Party Transactions

- **Name of Entity:** Dr. Ahmad Glover
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Dr. Ahmad Glover assigned the WiGL trademark(s); names and mark (WiGL Registered Trademark Number: 6,124,530) to WiGL Inc. Along with U.S. Patent Number: 9,985,465, dated May 29, 2019, titled SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING ELECTRICAL ENERGY (assigned to his other company Glover 38th St Holdings. LLC) in exchange for 83.6M founder shares of WiGL Inc in the future.
  Material Terms: 83.6M founder shares of WiGL Inc shall be issued to Dr. Ahmad Glover as the Founder and acting CEO. No other relationship exists between Dr. Glover and Glover 38th St Holdings, LLC to WiGL Inc.

- **Name of Entity:** Glover 38th St Holdings, LLC
  Names of 20% owners: Dr. Ahmad Glover
  Relationship to Company: $10K debt owed to Glover 38th st Holdings, LLC by WiGL Inc
  Nature / amount of interest in the transaction: $10K debt owed to Glover 38th st Holdings, LLC by WiGL Inc
  Material Terms: WiGL Inc has agreed to repay Glover 38th St Holdings $10,000 at 7% interest with a maturity date of 26 Feb 2025

Valuation

Pre-Money Valuation: $56,050,000.00

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued

Valuation Details

The Company's pre-money valuation of $56,050,000.00 is based on a valuation model prepared by an independent third party.

The model uses a number of methods, it started with the Bill Payne Scorecard Model and Berkus Method to assign financial values to the standard elements of a startup. Factors included traction to date, sweat equity of the founders, market reception of the patents, technologies, and proposed products, together with the robustness of the business plan and recent transactions in the wireless power industry.

Using Scorecard Method, we assigned weights from the model using a weight of 40%, Technology Readiness having a weight of 30%, Market Size having a weight of 20%, and Competition having a weight of 10%, measured against an Average Valuation of Seed Stage Companies in 2019.

Post proof of concept launch, we used the Berkus method of the valuation that assessed the Sound Idea, Proof of Concept and Prototype, Quality of Management and Founders, Strategic Relationships, Product Roll-Out and Potential to reassess the company's value.

Overall, under both approaches, the model found it appropriate to set our valuation to the ~$56M as we move into minimally viable products for customers all over the world.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.91 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  25.0%
  Miniaturize the transmitters and receivers. Embedding WiGL in existing phones, laptops, and mobile devices (key fobs, TV remotes, etc.)

- *Operations*
  36.5%
  Day to day operation of WiGL Inc. Hiring and staffing. Business Development.

- *Marketing*
  10.0%
  Start the process of name dominance. Social Media outreach. B2B outreach.

- *Company Employment*
  25.0%
  Salaries and contracts for subject matter experts. Salaries and contracts for employees.

If we raise the over allotment amount of $1,069,999.81, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  20.0%
  Work with external partners to miniaturize the transmitters and receivers in their devices. Embedding WiGL in existing phones, laptops, and mobile devices (key fobs, TV remotes, etc.)

- *Working Capital*
  10.5%
  Support growth related to WiGL's R&D and marketing. Asset acquisition and management.

- *Company Employment*
  66.0%
  Salaries and contracts for subject matter experts. Salaries and contracts for employees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.Wi-GL.com/ (https://www.wi-gl.com/financial-disclosures).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/wigl

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Wireless electrical Grid LAN, WiGL, Inc.

[See attached]



Wireless Electrical GRID LAN, WiGL Inc.
A Virginia Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

February 26, 2020 (Inception) to September 30, 2020

Wireless Electrical GRID LAN, WiGL Inc.

For the period ended from February 26, 2020 (Inception) to September 30, 2020

Table of Contents

Independent Accountants' Review Report 1

Financial Statements

Balance Sheet.. 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity... 4

Statement of Cash Flows 5

Notes to the Financial Statements 6



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Wireless Electrical GRID LAN, WiGL Inc.
1919 Commerce Dr. Suite 120, Hampton, VA 23666

We have reviewed the accompanying financial statements of Wireless Electrical GRID LAN, WiGL Inc. ("the Company"), which comprise the balance sheet as from February 26, 2020 (Inception) to September 30, 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

December 11, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Wireless Electrical Grid LAN, WiGL Inc
BALANCE SHEET
September 30, 2020
(unaudited)

	2020
Assets	
Current assets	
Cash and cash equivalents	$ -
Inventory	5,911
Total current assets	5,911
Property and equipment, net	5,989
Intangible assets, net	96,178
Deposits	
Total assets	$ 108,078
Liabilities and stockholders' equity	
Current liabilities	
Accounts payable and accrued expenses	200
Notes payable - Related Party	10,000
Total current liabilities	10,200
Long Term Liabilites	-
Total liabilities	10,200
Commitments and contingencies	-
Stockholders' equity	
Common stock, 83,600,000 shares issued and outstanding at September 30, 2020	162,800
Accumulated deficit	(64,922)
Total stockholders' equity	97,878
Total liabilities and stockholders' equity	$ 108,078

See independent accountants' review report and accompanying notes to the financial statements.

Wireless Electrical Grid LAN, WiGL Inc
STATEMENT OF OPERATIONS
For the period ended from February 26, 2020 (Inception) to September 30, 2020
(unaudited)

	2020
Revenue	
Sales, net	$ 45,000
Total revenue	45,000
Operating expenses	
Professional fees	6,922
General and administrative	33,912
Rent	1,100
Travel	1,056
Payroll and related expenses	63,110
Total operating expenses	109,922
Net loss before income taxes	(64,922)
Provision for income taxes	-
Net loss	$ (64,922)

See independent accountants' review report and accompanying notes to the financial statements.

Wireless Electrical Grid LAN, WiGL Inc

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the period ended from February 26, 2020 (Inception) to September 30, 2020

(unaudited)

	Common Stock		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount		
Balance on February 26, 2020	- $	- $	- $	- $
Founders Shares	83,600,000			
Owner Contributions		162,800		162,800
Net loss			(64,922)	(64,922)
Balance on September 30, 2020	83,600,000 $	162,800 $	(64,922) $	97,878

See accountants' review report and accompanying notes to the financial statements.

4

Wireless Electrical Grid LAN, WiGL Inc
STATEMENT OF CASH FLOWS
For the period ended from February 26, 2020 (Inception) to September 30, 2020
(unaudited)

	2020
Cash flows from operating activities	
Net income (loss)	$ (64,922)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation and amortization	3,922
Changes in operating assets and liabilities:	
Accounts payable and accrued expenses	200
Net cash used by operating activities	(60,800)
Cash flows from investing activities	
Purchase of inventory	(5,911)
Purchase of Fixed Assets	(6,089)
Net cash used by investing activities	(12,000)
Cash flows from financing activities	
Proceeds from notes payable	10,000
Owner Contributions	62,800
Net cash provided by financing activities	72,800
Net decrease in cash and cash equivalents	-
Cash and cash equivalents, beginning	-
Cash and cash equivalents, ending	$ -
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -
Non-cash Transactions	
Owner contribution of patent	$ 100,000

See accountants' review report and accompanying notes to the financial statements.

5

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Wireless Electrical GRID LAN, WiGL Inc. ("the Company") was incorporated on February 26, 2020 under the laws of the State of Virginia, and is headquartered in Hampton, VA. The company is engineering the technology to enable consumers to ditch cords and wires and power their devices on the move or recharge their battery while they use their device wirelessly. By expanding the engineering behind the Company's patent, the company through wireless energy pioneering is bringing consumers the ability to synchronize, create, and sell products that manage and reduce costs associated with wirelessly powering devices.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the period ended September 30, 2020, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

During the period ended September 30, 2020, the Company had a single contract for $60,000 in which there were four deliverables: System design, power management design, system build and demo. As of September 30, 2020, the Company had completed the first three of the deliverables for earned revenue of $45,000. The Demo was completed and invoiced subsequently.

Risks and Uncertainties

The Company has not yet commenced full operations. There is a risk that the Company does not successfully secure sufficient financing or assets required to begin principal operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At September 30, 2020, the Company had no items, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the period ended September 30, 2020, the Company determined no such impairment charge necessary. The Company had $5,911 of inventory made up of raw materials as of September 30, 2020.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at September 30, 2020.

Depreciation expense for the period ended September 30, 2020, was $200.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at September 30, 2020.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended September 30, 2020, the Company recognized $1,968 in advertising costs, recorded under the heading 'General and administrative' in the statement of operations.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company is in its first year of operations and therefore has not yet filed a tax return.

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through December 11th, 2020, the date these financial statements were available to be issued and noted no material subsequent events for disclosure.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $61,100 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at September 30:

	2020
WiGL Utility Patent	$ 100,000
Accumulated amortization	(3,822)
Intangible assets, net	$ 96,178

The US (and world) Patent # 9985465 was awarded on May 29, 2018. The useful life of the patent is 17 years from the date of award. There was amortization expense of $3,822 for the period ended September 30, 2020.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at September 30:

	2020
Test equipment and PPE	$ 100
Furniture fixture equipment	6,089
	6,189
Accumulated depreciation	(200)
Property and equipment, net	$ 5,989

Depreciation expense for the period ended September 30, 2020, was $200.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the period ended September 30, 2020 since inception, a shareholder of the Company contributed funds for operations. These contributions totaled $62,800 and are recorded under 'common stock' on the balance sheet.

During the period ended September 30, 2020 since inception, the company entered in a Notes Payable agreement with a Related Party. At September 30, 2020, the amount of the loan outstanding is $10,000, and is recorded under 'Notes payable – Related Party' on the balance sheet.

NOTE 6 – COMMON STOCK

At September 30, 2020, the Company has 500,000,000, $0.00 par value, shares of common stock authorized, with 83,600,000 shares issued and outstanding. The shares issued were Founders Shares and were issued at par value.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


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WiGL

Long Distance Wireless Power



Touchless Wireless Power

⊘ Website 📍 Hampton, VA

TECHNOLOGY

WiGL is a smart, touchless, wireless power company. WiGL, Wireless-electric Grid Local Air Networks (pronounced "wiggle"), is bringing new technologies developed for the Department of Defense to improve the value proposition of countless goods and services... by sending targeted energy through the air.

$0.00 raised ⓘ

0 Investors	**$56.1M** Valuation
$0.59 Price per Share	**$249.57** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- The wireless charging solutions market was valued at $6.51 billion in 2018, estimated to grow to $40.24 billion by 2027

- Led by a strong team of founders and advisors with experience in the Air Force, Draper Laboratories, MIT, and BAE Systems

- Fully patented technology, developed by 100% disabled Veteran

OVERVIEW

Fully powered, fully wireless

WiGL aims to help people ditch cords and wires. Imagine getting electric power the same way we wirelessly get to the internet. Log onto an over-the-air wireless electrical power WiGL network and power or recharge your devices.


Introducing WiGL
Smart Wireless Power
Power Your Devices On The Move
Use The Phone While Recharging The Battery

**The product is currently under development, final results may differ and are not guaranteed.*

With our technologies, we aim to power your devices on the move or recharge your battery while you use the device—and that's just scratching the surface.


The possibilities are endless!

How Does WiGL Wirelessly

Recharge Or Power Devices?

Wireless subscription	Plug a transmitter into the wall	Receiver inside/ on the device

    

Purchase wireless	Electricity turned into radio frequency	RF sent to & from device

     

The product is currently under development, final results may differ and are not guaranteed.

Our patented technology may provide greater security, cleaner and less wasteful energy, and is incredible efficiency by using the same signals that deliver your WiFi. Our versatile, developing services were successfully demonstrated at VA Tech University's Tech Talk with Florida International University for the Department of Defense's helmet application, as well as demonstrated with a common cell phone. Just like WiFi, we envision that WiGL will be a household name in a $25 billion charging solution market.

WiGL Offers



Security



Clean Energy



Efficiency

The product is currently under development, final results may differ and are not guaranteed.





THE PROBLEM

Limited battery technologies can't keep up with IoT

IoT devices operate 24/7, mainly operated by batteries. However, even the latest battery technology has limited autonomy, long charge-times, high costs, harsh environmental impact, and risks of accidents. All of these issues can restrain the power and potential to fully implement IoT into our lives. Today's definition of wireless must also include wireless electrical power to overcome battery limitations or 24/7 mobile power needs.

The Facts



31 Billion
U.S. IoT devices in 2020



IoT devices operate 24/7 and are mainly operated by batteries

3.5X

Smartphone

U.S. Smartphone Users

2010  66 M user growth in 2020 vs. 2010*

2020  236 M

*Number of users calculated internally based smartphone penetration rate provided by Statista

Batteries Mean

 Limited Autonomy

 High Costs

 Harsh Impacts

 Long Charge Times

*The product is currently under development, final results may differ and are not guaranteed

THE SOLUTION

Revolutionizing how we power our devices

Portable electronic devices are at the heart of the IoT revolution.



At WiGL, we're aiming to shift the paradigm where IoT devices are no longer dependent on batteries and their drawbacks. This way, our customers can realize the full potential of IoT, with invaluable benefits for people, companies, and the full potential of IoT, with invaluable benefits for people, companies, and governments - our target user base. WiGL aims to become an essential mobile service.



Stop Recharging Frustration
Move Beyond Battery Reliance

Light Fixtures	First Responders
Mobile Devices	Handheld Devices
TV/Home Gateway	Passenger Or Autonomous Vehicle
Home Security System	
High-Power Untethered Devices	Airborn Untethered Devices

How WiGL Works

- WiGL converts AC or DC Smarter Power (P/LAN) into a two-way signal via a WiGL transmitter (Tx).

- The transmitter then routes a directed WiGL signal to a known receiver.

- The receiver then converts the EMR or RF signal into DC to harvest the power.

- The received power is then stored or used to power the device.

The product is currently under development, final results may differ and are not guaranteed.

THE MARKET

The multibillion-dollar IoT and charging solutions markets grow remarkably

The wireless and wired charging solutions market is estimated to grow to $25 billion in 2022. The massive adoption of IoT, with 31 billion devices already connected and 75 billion estimated by 2027 drives this remarkable growth.



The product is currently under development, final results may differ and are not guaranteed.

With an already growing outlook, WiGL plans to significantly expand the wireless transmission market even beyond current predictions. Our goal is to completely replace the traditional wired segment, yielding a total available market of over $49 billion.

OUR TRACTION

Patented technology, with strong traction, and successful research initiatives

In 2020, we were awarded a contract to demonstrate WiGL in a fighter helmet for the Department of Defense demonstrations. We proved that WiGL can recharge a cellphone at a VA Tech University Tech Talk. We have proposed our second funded wireless power solution for the AFWERX Reimagining Energy Challenge. WiGL was selected for a another AFWERX Wireless Power Small Business Innovation Proposal (SBIR) to be presented in 2021. We are also awaiting funding from the National Science Foundation SBIR proposals.



*The computer generated image is for illustration purposes only, actual product is in development and final result may differ.


TECH CENTER PRESENTS
Wireless Power
Wireless Electrical Grid Local Area Networks
wigl
eNERGY
TECH

2017

- Tested first series prototype system using a 2.4GHz radio frequency (WiFi waveform).

2018

- Successful prototype receiving patch antenna and an increase in collected power.

- Secured a patent to WiGL Inc.

2020

- Successful demo with Department of Defense fighter jet.

- Developed smaller transmitters and receivers for pilot helmets

- In partnership with the Virginia Tech Research Park and Florida University International, we proved that a cell phone could be charged on the WiGL network.

The product is currently under development, final results may differ and are not guaranteed.

WHAT WE DO

WiGL is like WiFi for powering your devices

Imagine spending hours on the phone and by the end of the day, your smart devices are fully charged without you ever having to think about it. Imagine a workplace where your team must stay connected throughout the workday, and by the end of the day, not one team member loses power on their devices; phones,

laptops, tablets, Ipads, key fobs, earbuds, headphones. All still charged.

WiGL works just like traditional WiFi. However, instead of transmitting and receiving WiFi data, a WiGL enabled transmitter (Tx) uses the same raw radio frequency (RF) as noise but harvests the RF noise as raw power.

WiGL transmits the RF to a WiGL enabled receiver (Rx) connected to or within a smart device. Like cellphones, WiGL Tx's are smartly connected allowing for near endless distance. To support smarter, greener power, in the future we will also produce WiGL eNERGY Units that function as a self-generating power router for eNERGY transmission that enables remote location mesh networks. Going off the grid...take WiGL with you.


WiGL In The Home
Ceiling Transmitter
Home Security System
Light Fixtures
TV / Home Gateway
Mobile Devices
High-Power Untethered Devices
Wall Transmitter
Smarter Power and Data


WiGL Everywhere
Tx in satellite
Airborne Untethered Devices
Tx in lights



The computer generated image is for illustration purposes only, actual product is in development and final result may differ.

THE BUSINESS MODEL

All-inclusive software subscription and hardware B2B model

We plan to generate revenue through the several pillars:

Software subscription fees range from $6.99 to $29.99 per month. For the B2B channel, WiGL will earn from service providers 10-20% of each monthly bill of the software subscriber.

Hardware licenses, charging ≥$0.20 for each device containing a WiGL transmitter and ≥$0.10 for each embedded or external WiGL receiver. The low pricing strategy helps us to get to market quickly and expand our core revenue drivers.

Direct equipment sales that commercialize our products with WiGL technology under "WiGL eNERGY". Devices will range from $10 to $250.

Trademark licensing integrate WiGL into all wirelessly chargeable products with non-exclusive models. Like our software and hardware approach, the goal is to offer WiGL's trademark at a very low introductory price to aid in our long-term strategy of name dominance for wireless power naming rights.

Multi-Pillar
Revenue Generation

Software Subscription Fees	Hardware Licenses

$6.99 - $29.99	>$0.20
per month	per device w/ transmitter
10 - 20%	**>$0.10**
WiGL earning per software subscriber	per embedded or external receiver
Trademark Licensing	**Direct Equipment Sales**
$10 - $250	integrates WiGL in all wirelessly chargeable products
per product	

The product is currently under development, all revenue channels are planned, actual results may differ and are not guaranteed.

Development Roadmap

While WiGL is still currently in early developmental stages, we have partnered with Guinn Partners to build three exciting new developmental prototypes in support of upcoming Demos for the Air Force:
1. A small WiGL enabled transmitter that plugs into a home or business electrical outlet
2. WiGL enabled phone case receivers that recharge your battery on the move
3. WiGL enabled receivers for autonomous robots and drones

Next, in 2021, WiGL has been selected to pitch and advance the technology from government use to commercial applications. Then we will need to methodically gain licenses, create end-user products, and/or form strong partnerships with market leaders, through strategic and successful demonstrations of WiGL on manufacturer's existing products and increase our sales representatives.

Once we reach the commercial launch, in addition to having B2B WiGL enabled transmitters and receivers, we plan to build out our own well-supported and trained representatives to supplement and support partner sales resources in order to gain traction.

HOW WE ARE DIFFERENT

HOW WE ARE DIFFERENT

Current and future competitive advantages

WiGL's primary advantages are its patented wireless charging range and mesh networking capabilities. Though Energous and Huawei are WiGL's closest competitors, they do not have the long distance range capabilities as does WiGL. Our other direct and patented advantage over existing competitors is our approach to mesh networking, which we designed for military applications.



21st Century Wireless Power Competition
Coupling
Completely
Uncoupled
Loose
Direct
energous
ossia
WiTricity
powermat
wigl
5mm up to 15 ft
15 ft - Infinity
Power Distance

**Information in this graphic based on internal company research only.*

We are positioned to ward off the competition with our existing utility patent which effectively blocks out those that seek to leverage electromagnetic transmission technology for uncoupled energy transfers. WiGL has a 3-year technology development lead time of engineering and prototyping for Department of Defense applications.

WiGL Inc. seeks to be the first to claim brand and market dominance, making WiGL synonymous with "all" wireless power. Think of it this way, in the near we want future customers to ask: "Do you have WiFi and do you offer WiGL?".



Ensure that WiGL is synonymous with wireless power delivery

With robust marketing, targeted communications campaigns and a well-developed social media presence, we're aiming to ensure that WiGL is associated with wireless power delivery, regardless of the product, service, competitor or manufacturer. Our goal is that within five years after commercial launch, the name WiGL will be as prevalent, demanded, and used as WiFi.



*The computer generated image is for illustrative purposes only, actual product is in development and final result may differ.

When going to a restaurant or a friend's place, consumers today ask the common questions, "do you have WiFi, what's the password?"

Similarly, our vision is for people across the globe to simply ask, "how do I get on your WiGL network?"

OUR LEADERSHIP

Led by an experienced team in business and large-scale energy sectors

Our founding team and advisors consist of world-renowned scholars, large-scale energy experts, and technology entrepreneurs with seasoned business acumen.

Dr. Ahmad Glover, CEO and Founder:
Dr. Glover is CEO and founder of WiGL, Inc., and inventor of WiGL technology. He has successfully directed and managed large-scale energy transfer programs for the DoD for 30+ years and served as a strategic technical advisor for the Federal Aviation Administration, several municipal governments, and private industry. Dr. Glover served 23 years in the U.S. Air Force, where he led high-tech acquisitions programs overseeing space and special operations programs.

Cherif Chibane, Chief Scientist and Technology Officer:
Mr. Chibane is CTO of WiGL, Inc., and co-inventor of WiGL technology. He is a world-renowned scholar and noted expert with 30+ years of experience in radio frequency energy transfer. Mr. Chibane has successfully executed high-tech programs at Draper Laboratories, MIT, BAE Systems, and AuresTech.

Marie Wise, Chief Partnership and Innovation:
Mrs. Wise is the lead business development officer of WiGL, Inc. She is the principal author of the WiGL strategic plan and has a track record of identifying new development opportunities and implementing innovative growth-related initiatives during her 20+ years in business development in the semiconductor industry.

Robert Rickard, Chief Operating Officer:
Mr. Rickard serves as the lead operations officer. He has successfully overseen large-scale high-tech programs for the Department of Defense for over 20+ years and founded the well known Rickard Consulting Group. Mr. Rickard is a retired US Air Force Fighter Pilot and holds a Bachelor in Electrical Engineering from the University of Missouri-Rolla. He also holds advanced training and certifications as

an F-16 Instructor Pilot and Weapons Officer.

WHY WIGL

Invest in the future of WiGL everywhere

We envision a future of WiGL everywhere, from your home kitchen to city hall. Imagine a world where essential power is made available worldwide via WiGL transmitters embedded in streets, on light poles, and satellites, powering everything from your cell phone to military devices.



Let's WiGL
Inside
Outside

**The computer generated image is for illustration purposes only, actual product is in development and final result may differ.*

Our patented technologies, paired with our continuously successful demo cycles will position WiGL to enter the $25 billion wired and wireless charging market. Join WiGL in powering the 21st Century IoT revolution.

Smart Wireless Power
Wifi
Gets you internet
WiGL™
Gets you power







May 2018

Utility Patent Awarded

WiGL is born :-)

Jan 2020

WiGL - World Patent Offering Awarded

WiGL's technology available world-wide

Feb 2020

Company Launches

Finally! WiGL is bringing wireless power developed for military to commercial markets.

Feb 2020

WiGL Awarded a R&D Defense Contract

WiGL inside for the warfighter

Jul 2020

University of Virginia Tech Talk

WiGL holds the first ever Tech Talk at the Research Park in Hampton Roads VA

Sep 2020

WiGL Submitted AFWERX Proposal

WiGL invited to submit a proposal for SBIR

Nov 2020

Launched on StartEngine

Now YOU can own a part of our company!



Nov 2020

WiGL Submits Phase I Proposal to AFWERX Challenge

WiGL was invited to submit a proposal for the Air Force Challenge

Nov 2020

WiGL Submits Proposal to NSF

WiGL's pitch was accepted and 1st of "2" proposals sent

Dec 2020

https://afwerxchallenge.com/emergingtechnology/afwicenergytransmissionanddistribution

WiGL was selected to Pitch on February 2021

Dec 2020

https://afwerxchallenge.com/emergingtechnology/afwicfixedandmobileenergygeneration

WiGL selected to Pitch a 2nd Technology

Mar 2021

WiGL writing 2nd NSF Proposal

WiGL writing 2nd of "2" proposals to NSF

In the Press













Wireless Power





SHOW MORE

Meet Our Team



Dr. Ahmad Glover

Founder and CEO

Dr. Glover serves as the President and founder of WiGL Inc and interim CEO until a future CEO is installed. He is the CEO of Glover 38th St Holdings, LLS, but currently supports WiGL 20-30 hours per week.

Dr. Glover has successfully directed and managed large-scale energy transfer programs for the U.S. military for over 30+ years. He served as a strategic technical advisor for the Federal Aviation Administration, numerous municipal governments, and private industry companies. Dr. Glover served 23 years in the U.S. Air Force, where he led high-tech acquisitions programs overseeing multi-billion-dollar space and special operations programs. He successfully helped create numerous start-ups and spin off for the Air Force. After retirement, he successfully positioned CPS Professional Services for acquisition in 2014.

Dr. Glover founded Glover 38th St Holdings, LLC and currently manages over $10M in government contracts. Dr. Glover holds a Bachelor of Science in Business Administration from Mount Olive College, a Master of Business Administration from Cameron University, and Doctor of Business Administration from Touro University.





Cherif Chibane
Chief Scientist

Mr. Chibane serves as the lead scientist and technology officer. He currently is CTO for Aurostech, but supports WiGL 20-30 hours per week.

Mr. Chibane is a world-renowned scholar and noted expert with our 30+ years experience in the of radio frequency energy transfer. As an executive, Mr. Chibane has successfully managed high-tech programs at Draper Laboratories, Massachusetts Institute of Technology (MIT), BAE Systems, and AuresTech. Mr. Chibane assisted in the development of WiGL and knows the technology and it scope. He's successfully positioned numerous start-ups for acquisition.

Mr. Chibane holds a Bachelor's and Master's of Science in Electrical Engineering from Fairleigh Dickinson University. He also holds advanced degrees in Advanced Communication Studies from the University of California, Los Angeles.





Marie Wise
Chief Innovation and Partnering

Mrs. Wise serves as the lead business development officer. She currently supports WiGL 20-30 hours per week.

As an executive, Mrs. Wise has 20+ years experience in Business Development for the Semiconductor Industry. Mrs. Wise assisted in the development of the WiGL strategic plan and knows how to identify new development opportunities and implement innovative growth- related initiatives.

Mrs. Wise holds a degree in Contract Law and Paralegal Studies from Santa Clara University. She also completed advanced training in Strategic Selling with Miller Heiman and Guerilla Marketing Program from Stanford University.





Robert Rickard
Chief Operating Officer

Mr. Rickard serves as the lead operations officer. He currently is the President of RCG Consulting Group, but supports WiGL 20-30 hours per week.

Mr. Rickard has successfully overseen large-scale high-tech programs for the Department of Defense for over 20+ years and founded Rickard Consulting Group. Mr. Rickard leads the marketing, licensing, and strategic planning of WiGL.

Mr. Rickard is a retired US Air Force Fighter Pilot and holds a Bachelor in Electrical Engineering from the University of Missouri-Rolla. He also holds advanced training and certifications as an F-16 Instructor Pilot and Weapons Officer.



Offering Summary

Company :	Wireless electrical Grid LAN, WiGL, Inc.
Corporate Address :	1919 Commerce Dr suite 120, Hampton, VA 23666
Offering Minimum :	$9,999.91
Offering Maximum :	$1,069,999.81
Minimum Investment Amount (per investor) :	$249.57

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	16,949
Maximum Number of Shares Offered :	1,813,559
Price per Share :	$0.59
Pre-Money Valuation :	$56,050,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

$500+

Level I - WiGL Bronze

Become part of the WiGL Investors Club* + Exclusive WiGL T-Shirt + 3% bonus shares

$1000+

Level II - WiGL Silver

Become part of the WiGL Investors Club* + Receive an exclusive WiGL T-Shirt + 5% bonus shares

$2500+

Level III - WiGL Gold

Become part of the WiGL Investors Club* + Receive an exclusive WiGL Polo Shirt + 10% bonus shares

$5000+

Level III - WiGL Platinum

Become part of the WiGL Investors Club* + Receive an exclusive WiGL Polo Shirt + 15% bonus shares + exclusive early access to WiGL enabled products

$50,000+

Executive Level - WiGL Angel

Become part of the WiGL Investors Club* + Receive an exclusive WiGL "Angels" Shirt + 30% bonus shares + Community Outreach Advisory Board Seat + exclusive early access to WiGL enabled products

$90,000+

Board Level - WiGL Advisory Board

Receive an exclusive WiGL "Board Member" Shirt + 50% bonus shares + Advisory Board Membership

*WiGL investors club: Monthly investor-facing news and updates, quarterly zoom seminar with directors and/or technology experts

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Wireless electrical Grid LAN, WiGL, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.59/ share, you will receive 110 common stocks, meaning you'll own 110 shares for $59. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow WiGL to get notified of future updates!

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1:

<u>Script</u> - "Incoming call"

Scene - showing phone battery dying. Then people frantically looking for a changer

<u>Script</u> - "It's 2020. WiFi is everywhere. Why isn't power everywhere? Its time for safe over the air wireless power, which is why we created WIGL. You can now invest in this future on StartEngine.

Scene - people walking around a room recharging via WiGL

<u>Script</u> - "Imagine getting wireless power, the same way you get WiFI?"

Scene - Person logging onto the WiGL App (should look like pocking a WiFi). Show the words - you're connected

<u>Script</u> - "in a highly mobile world, we need cordless, wireless power that moves with us on the go, WiGL is there"

Scene - show people moving in a house or building. Show WiGL power coming from everywhere. Lights, TV, outlets (anything that is connected to AC.)

Scene - Show people leave the house and getting into the car. Show the car's lighter, dome light, and radio sending WiGL power to their phones.

Scene - show the people go to a restaurant or store. Show them logon to get both WiFi and WiGL.

<u>Script</u> - "WiGL's meshed networks may ensure limitless distance. You could be always on the network. you are connected."

Scene - have the people inside, outside, everywhere getting power

<u>Script</u> - "I invented WiGL for soldiers on the battlefield, but now it's time to bring this technology to the world."

Scene - CEO talking (WiGL shirt)

<u>Script</u> - "On the move. In the Air. Large and Modular. WigL can give you infinite mobility "

Scene - CTO and CP&I talking. Will look like a Zoom.

<u>Script</u> - "Let's WiGL"

<u>Script</u> - " Invest now on our page on StartnEing.com/wigl"

Scene - COO talking

Script - "the world will never be the same...Let's WiGL."

Video 2

As we become more and more dependent on electronic devices our need for power to use them increases and they're currently isn't a form of charging it doesn't require a cord or an electronic leash. could you imagine if you never needed to plug in your phone or your tablet or your electric car again? that's where wiggle comes in with a Smart Wireless power technology.

So wiggle is power sent wirelessly over-the-air with smart software that communicates just like Wi-Fi with data. Everybody's tied to a wall or in the extreme sense they're tied to a pad charger which industry called Wireless which isn't really Wireless.

Electronic devices is tied to how well the battery performance when the battery is at 100% we love it and when the battery is 0 we hate it, and we need a way to get beyond that paradigm. wiggle cuts the cord literally by treating power like Wi-Fi does data so you don't have to be tied to a pad or your cord, you can literally send power a certain distance you can encrypt that power just like the encrypt data and spread that around so that when you walk in your house your phone starts charging immediately, if you'd like, overnight, your devices that normally have batteries can be charged when the power is the cheapest and make it more convenient so we get away from relying on our battery for the pleasure in our device and actually think about how the devices used all the time. To learn more about wiggle and their smart wireless power technology visit wiggle power.com today.

Video 3

what happened to the 21st-century technologies we thought we'd have by now? flying cars robots instant food wireless electrical power. Well meet the martins of 2020. the martins live in a wiggle-powered world the martin's day starts fully charged all their devices have been smartly and wirelessly charged or recharged overnight. no cords or charging blocks in the martin home-wiggle finds tracks and sends electrical power on demand, wiggle transmitters simply attach to existing electrical outlets or appliances, on the move.

Graphic: thousands of feet in the air still connected

Martin is always connected and receiving power in the car on the train subway or bus. anywhere marty needs power - wiggle is there. marty simply connects to wiggle just like he connects to wi-fi everywhere you need power wiggle is here. mary and molly also love wiggle. molly doesn't even take her phone out of a school book bag to charge and mom knows they are always safe and connected to power on demand. Schools are safer and greener by cutting the cords and going wiggle. mary's busy life is made easier through wiggle like marty she's powered 24/7. even the oldest daughter maddie uses wiggle in the military, power on demand during training power on demand on the battlefield from the bedroom to the battlefield wiggle is power of the future, the future is now. let's wiggle.

Video 3 WiGL Tech Talk July 2020

welcome everyone just wanted to say that we are honored to have you all with us today at this webinar and a couple little hints about how to interact with us. feel free to enter into the chat window any comments let us know where you're from or any questions we also have the q a enabled so you can ask your question in the q a and we will do our very best to answer everything during today's event. we have almost we have over 30 people joined today so we're very excited about that and with that i will turn it over to jeff johnson.

hey thank you mary welcome everybody hopefully you can hear me real well and it's exciting uh to have you all here we appreciate you taking out uh your time to come through here um and spend your lunch with us it's been fantastic to to work on something like this and we're happy that it actually is come to fruition. as mary said my name is jeff johnson i am the director of the tech center research park located here in newport news virginia i know that we have a number of people from around uh the country here joining us and so we want to welcome you for those of you who are on central time in pacific time who've taken time out of your schedule to come and join and hear a little bit about this technology. um as i mentioned we're located on on the eastern side of virginia uh very close to the water here and we have a began a program around establishing a research and innovation district located in newport news virginia and our objective was really to help catalyze innovation and to help grow businesses that matter and so as part of that effort we have become a series that we're calling tech talks and it gives a chance to early early-stage companies and innovators and founders to share their innovation with a diverse group of people who may be engineers who may be product designers who may be investors who may be potential customers or suppliers to help this technology grow so that's our real whole effort around these tech talks from an investment standpoint these are very very early stage uh kind of development and innovation we sit in a location where we have a ton of innovation here and we want to give it a voice so we thank you for taking the time to hear about this new and exciting technology and um again and mary said if you have any questions put them in the chat box we'll leave time at the end so that you can get your questions answered with that it is my pleasure to introduce you to our first tech talk series on wireless power um this tech talk will be given by dr ahmad glover.

dr glover is the president and founder of wiggle inc he has successfully directed and managed large-scale acquisition programs for the dod the federal aviation administration private industry as well dr glover served 23 years in the u.s air force where he led emerging technology overseeing multi-billion dollar space and special operation programs after retirement he successfully positioned companies for acquisition dr glover founded 38th street holding and is currently managing over 10 million dollars in government contracts joining him today will be his co-founder mr sharif shebang sharif joins us via zoom from new jersey his office is in new jersey and we're happy to have sharif joining us as well sharif serves as the lead scientist and technology officer for wiggle as a senior executive he has successfully managed startup technology programs at draper laboratories massachusetts institute of technology mit bae systems and rs tech mr shebang assisted in the development of wiggle and knows the technology scope he has successfully positioned numerous startups for acquisition and with that i'm going to turn it over to dr glover to begin our presentation all right so first i want to make sure i'm not muted can everybody hear me just fine? yeah we can hear all perfect perfect all right so so we're in for uh for a bit of a treat uh today let me uh let me go to a covetcovert 19 zoom uh extraordinaire here and uh and get started b setting up a presentation so everybody can see the presentation everybody can hear me we have passed i passed covet zoom check one all right perfect so so wiggle uh we're going to talk a little bit about this guy today this is our standard disclaimer that we're going to uh talk about some stuff that uh i i guess most of this stuff is going to be releasable but uh but you know just that you are aware that you are hearing a a pitch relative to to our technology so wiggle right we're going to say that word a lot of times it's wireless electrical grid local area networks um really if you if you understand the concept of wi-fi you're probably a wiggle expert.

already right so we're gonna we're gonna talk to you a lot about the technology and why we're doing the technology and the importance of it uh as we kind of go along with this today so everybody i think that has some kind of mobile device has has lived this problem uh for me it is almost always when i'm traveling i'm in an airport um i forgot the cord or or i've got the wrong cord and and i'm kind of like this guy here on the bottom where i'm about to bite through one of my knuckles because i've got a call i've got to make and i've got two percent battery um if you can imagine in 2010 right we had i don't know about 63 million people with some kind of mobile device in a decade look how that guy ballooned right almost 260 million so so we grew you know almost 200 million devices in a decade and oh by the way there's there's this thing coming and it's called the internet of things so your coffee maker is going to talk to your refrigerator is going to talk to your light it's going to talk to you alexa machine and and a lot of things that you currently have that have batteries are all going to be looking for power and power from somewhere so that they can communicate smartly um that brings a lot of anxiety um recent studies have shown that you know 40 upward of 40 percent of people would turn around and go home to get a cord or a block for their phone if they forgot i'm i'm probably one of those folks right so we all know that we got to do something about this battery problem because internet of things is coming what if there was a cure what if there was a way that you could power your devices wirelessly so the same way that you look hunt for a wi-fi signal you walk into a place and say hey do you guys have wifi uh and they go yes there was a way for you to go hey do you guys have wiggle they said yes you got a network and you're able to power your devices that's what we're going to talk about today that's what this tech talk is about is about that technology and what we're moving forward with uh in that space and we've patented patented this uh this technology this methodology to do this in the us and of course uh worldwide and so what we're talking about is a safe wireless transfer of power you're going to see when sharif shows you we're using the same wi-fi frequencies that are used to to do all kind of other nifty stuff in your house today so like i said right if you if you understand wi-fi you're probably already a wiggle expert because you know if you're like me you've got some kind of modem that gets you to the internet you pay some subscription you pay if you pay somebody some money whatever that is right call it 80 bucks and then you said well i don't want to plug into the wall or i don't want to plug into this this to this modem so i also went and got some kind of wi-fi router maybe you bought it yourself or you rent it whatever it works right but you got that and then you've got in your mobile device the ability to get from that modem to the internet across the radio frequency to your device well if you understood what i just said you understood where it's the same same concept right you would in the future you would say hey i need a ability to get to uh the internet and by the way also give me wireless power you have both wi-fi and uh will enable uh in your in your devices you'd have this network thing built and oh by the way you no longer need that core and and that core piece which is the anxiety piece would begin to go away so i'm going to i'm going to turn this over to the esteemed uh sharif chevain and he's going to talk about getting rid of that core yeah thank you uh thank you can you hear me i can hear you yes sir okay great okay thanks a lot for uh the opportunity to present ou technology here we do believe that uh it it feels a very very important need so but before we start i mean really the idea of transferring power from point a to point b is not new i mean it's been started this will be all the tesla the old tesla days and it's been always a problem the reason why it is a problem because when the universe was created some physics came along with it and that's what it and what it says it says basically you cannot transfer the power from point a to b i mean you could but the distance is the farther you go from point a to point b the smaller the power you can receive on the other side so that is really the problem that has been a long since now the interesting thing is the cellular world solved this problem uh over the last 30 years and basically what they did is to increase the distance what they did is they they populated the area that they want to cover with what you refer to as cell towers okay and so the idea is a you you're communicating with a cell tower which basically the same thing is transferring power from you to the cell power and vis-versa you're communicating to it and then you are at a certain distance where enough power can get to you to do whatever you need but as as you move farther from that cell that you're communicating with or you're tracing power from it to as you get farther from it what happens is the next cell you start you make connection to the next cell and in the cellular world we call it roaming meaning moving from one cell to another cell and this is the concept that allows the cellular work to be able to cover large area in our case we leveraged all the technologies has been developed by the cellular world we leveraged it for our application here we optimized it and modified it and that is the key to our patent our patent leveraged that concept plus we added some other technologies that i'm gonna cover to allow us to basically transfer power over longer distances so that's kind of what we what we have done and that's what with that i'm going to cover that so where is where are we with the technology we and i'm going to show you some some experiments we're doing in the lab right now is right now what we have done is we developed a prototype to do a Proof of concept and the proof of concept is to see the does our concept really work so in addition to the cellular concept that we used we also have introduced and we leveraged some technology that's been developed in the 5g and i spent my career in that area in there that basically how do you transfer the power from the antenna so there are two ways where you can send energy or power from point a from antenna a to antenna b so one way is we refer to it in the our field as omnidirectional meaning the energy goes the same over 300 360 degrees meaning you you always receive energy wherever you are around the antenna that's we call it omnidirectional the other one is from the antenna what you do you you level you do some techniques and you direct the energy only in one direction well what's the difference you might ask well in the omnidirectional you you receive the energy anywhere you are around the antenna in the in the directional one you receive it only in one in one direction but in the direction one you can go farther a little bit so we use the directional antenna to go farther of course there are some some hurdles that we had to overcome meaning you have to tell it where you are now in the outside board in the cellular world it's very easy because you use gps in as we know indoors you don't have gps and we have some technic techniques to overcome that challenge so so right now we have account we have a proof of concept i'm going to show it to you and what we're doing is we developed the key enabling technologies to prove the concept the next one is we refer to as generation one and in generation one what we plan to do is take what we have right now and and may put it what we call on device meaning we're gonna build a dongle or an applique or something that you can plug to your device and it is externally and that externally what it does it receives the energy and converts it to power that charges your battery as you're going along and that's what you refer as generation one generation two which is gonna come after that and what we're doing is we're taking the technology that we have and miniaturizing it and making it in such a way that it can be integrated inside the handheld device so that is that is for generation two and and so the based on the results that we have now on our current proof of concept we do believe and we are fairly confident that we can get to phase to generation two fairly easily next next slide okay so so how does it work right now as i mentioned before is most and by the way as i said this idea is nothing new there are some people here some companies that are looking at this here and they're all basically looking at doing point-to-point and as we said the physics of it the physics put some limits in how far you can go over that so most of the people that are looking at here they're looking to transfer low power low power meaning to do herring aids and those type of and those divi and the reason being because they do not leverage our approach which basically allows you to use the cellular concept plus our antenna directional technology to allow you to go over longer distances so we characterize our technology the key element to it is we're able to transfer a high power over longer distances next so how does how would that work for instance in typical environment so you are in a household and our technology is we developed it specifically in such a way that it's going to be integrated for instance in power outlets you can be integrated in fans it integrated in existing radios in existing wi-fi routers it's going to be it's going to co-locate with within those areas so this way it will provide you an all-time charging capability of your Device without even you knowing it and the way it will work as i mentioned before is you walk in you have a beam and a beam is something that has that's a you can think of it as a cone shape of energy and you walk in your device as well yeah i need some power a beam gets formed and then follows you without even you knowing it so this way as professor mentioned before that core that we always share that we all cherish we we will not will not need it anymore next so this is a cartoon here that kind of shows basically what happens so you have a device in there and then that that thing okay and then as the device moves another beam from somebody else shows up and then collect and then moves with him and this this whole process happens without even you knowing it and that is the same thing that that's the word wiggle because when you're doing when you're accessing y land you don't care what the router is when you're going from place to place it's just there the system really goes from one router to another one and that's the concept with our thing that's wiggle instead of data you have power in there and power comes to you without even you knowing it next so so this is this is kind of a system that we um we we're going to show you and again this system here we have a video coming up and this system here we have we have two areas we have on one side the transmit power and there is we have the receiver on the other side and on the back of it we have a device that we that's being charged in this case we're using a phone this is for a different application that we're using but we're using just the phone to to tell us that we are receiving power and that's the quick video that we're gonna show over here professor can you play the video please okay so so this is the device that uh as you can see the phone is receiving power and then it's being charged and all these wires here are just a prototype that's why we have we refer to as a proof of concept the next step is clean up all the wires and make something smaller okay go ahead so this is the phone being charged and that's on the receiver side is on the back of the receiver side and as i said we're just using him as to tell us that our system is really working yeah okay next now this is the transmitter side our transmission side as you see this is we use patch antenna and patch antenna this is one way for us to form the beam that i talked to you about that has smart to follow you in this case here we have a fixed beam because for a prototype and this beam is fixed to direct directly between the transmitter and the receiver and that's how we transfer power in the next stage what we'll do is we'll we'll bring in the smarts for this beam to be able to follow the receiver and by the way it has to know where the receiver is even though you are indoors because indoors you don't have gps okay move on this is the res this is the transmitter side again the transmitter and stop and just very important to note that we're using the same 2.4 gigahertz it doesn't mean that we have to use it but this is what we're using over here we can use any frequency that we use it has to be a frequency that's not licensed because there are two types of frequencies that are licensed and unlicensed licensed the one that verizons and the atp use and the analyze they're the one that the wi-fi and all the other people use we are using the unlicensed one go on this shows the test instrument and again this is in the lab environment that's an extreme as you can see is we transmitted at 2.4 gigahertz so this way we we just have this which our sponsor will say well show me that you reach using 2.4 are not lying to me so as you can see it is really 2.4 gigahertz continue the next piece we're going to show you is the receiver side again the receiver side has to match the frequency that we're that we're transmitting to and we have the transmitter here basically we have a small patches and again we have electronics in there the next step is to remove all these wires and miniaturize everything but for this year we're just using it with our lab and the reason we need wires because we have a way we need the way for us engineers to be able to connect and disconnect things to test and everything and that's why we have all these wires in there next yeah again this is the receiver side and from here it will show that actually we are receiving power and that power made it in such a way that the apple phone iphone could receive it and power so really in the real application your your your you will have what we call by dongle in generation one will take all this electronics and miniaturize it and make it as a bundle that fits into your it connects to your handheld device and then you're removing you have a beam over there that in this in this setup it's fixed the beam would be able to follow you and then you will no longer need any any charging cable okay and that's basically the re that's basically what we have for the video and here it shows that we have hardware that we're testing and it does what we advertise that it does okay now for the slide that comes up in here now i i told you what our system does and i showed you what it does so the next slide so this is a real world use case and if you're like us and went through airports the most frustrating things is going to an area to charge your phone and it's either used no there's none of them or um or by the way or you have only an area where you plug in a usb and it doesn't work by the way i never connect usb directly because uh uncle vladimir is probably listening and having all your contacts over there but nevertheless it's very very hard to charge your devices so our technology the transmitter that i that i was showing you we can envision them uh deployed throughout the whole terminal or cover we refer to as a coverage area and then as you walk in you say your device says well you know i really need power to charge so what happens is i get some negotiations going to be done and then the beam gets formed and that beam there will follow you will follow you when you get to a distance that's far from it and close to the next one another beam from the next one gets formed and comes after you and follows you and it's very important to say that this whole process is going it is really transparent to you you don't know that it's happening and with this here you no longer will have people sitting on the floor over there or somebody sitting on the bench really worrying how to charge his or her device as it's shown over here next so what's on the what's on the health health device the health health device is really we put we're we put a lot of effort into hide all this infrastructure the beam forming the following and everything hide it from the user and the user will just have an application in there and a small app running on his handheld device and that apple says yeah assuming he has the way to access the power he says well i really need the power and then he does some negotiation between the transmitter that's nearby him or her a beam gets formed and then the whole process is really transparent to the user over here so again what we have done here is we really leveraged the multi-billion dollars that have been spent in developing the seller networks the 5g and we really optimized it and we developed our own critical technologies our own technologies that we patent to be able to develop this capability that once for all will allow us to remove the core get rid of the cord and get power the same way we deliver the internet right now and that's what i have to say over back to you professor okay well good good good so so you know i love listening to those to those uh educational uh tours that we do about wiggle i give get very very excited because you know as sharif as sharif mentioned uh we all want mobility right i don't want to be huddled up around the restroom you know because that's the only core in place left at the airport so so as he mentioned folks are folks have been looking at this for a while right and what they've been what they've really kind of been stuck in the paradigm was that one-to-one pairing that he mentioned i've got a radio i've got a receiver how far away from my receiver can i get with my radio and give you some power some meaningful power um you know of course uh you know hearing aids and some of these small devices are important but i've i've got a laptop i've got a cell phone um i've got a tablet right i need i need more power so what we've been looking at is more the network capability and and that's what he said so so what does that mean so so people are either wired right we don't have those guys on the screen here or you can be direct you can be loosely coupled you can be kind of uncoupled or you could be completely coupled right if you all have some kind of device maybe at your house or in your car you take your phone out of the case you put your phone on your device that's kind of what we're talking about and so but what about distance okay so how far away from that thing can i go well i can go maybe you know either on it a couple millimeters away or some folks are saying hey i can get you probably 15 feet away from this guy yeah that's good but but i still want to walk around the airport right i want to be 15 feet so i i need the ability potentially to have infinite power i i when i walk around looking for wi-fi i want that to be infinite i want to hand off from the wi-fi network i was on onto my cellular network get in my car get back on my wi-fi network leave that go into my office and get into i want that capability that's wiggle so as i let in right if you understand the concept of how wi-fi works you're already a wiggle expert it's okay doc lots of words blah blah blah so what why why is that important reason it's important is because we all want that infinite mobility i talked about the internet of things and things that would connect we as a global collective of humans we use a lot of power we we have a lot of devices that use electricity um i'm i'm stuck in this one i'm always the guy that goes to starbucks or panera and and there there's three outlets available and the people sitting at the places with the outlets don't have any devices and they have no intentions of moving and so so we want to have the ability to power get to the internet uh conduct business you know in our covet world i had i might even be teaching a class for with my kids uh i i need that ability so what does that look like from a business case standpoint so so lots of numbers on here the takeaway is the total available market is really really big uh as i mentioned i i've got a cell phone a tablet uh a laptop right it's it's really really big when we get to the transmitters and receivers required to give you that wireless capability but there's another piece right there's a there's a there's another piece with wiggle that absolutely up ends and and disrupts the market because i've got a 17 year old and a 16 year old and they can't live four minutes without wi-fi so i pay for that i pay a subscription for them to be able to have wi-fi i've got wi-fi in the house get a couple of cars in the office right we've got to pay for those subscriptions well wiggles says as sharif mentioned to you at the beginning you would log in if you're at the airport you'd say hey i want to get on the atlanta wi-fi network and i also want to get on the atlanta wiggle network and there's a fee associated with that so okay doc blah blah

blah blah a lot of words again what does that mean that means that is also a really really really big market really big and so when you kind of drill down from a business case and say okay it's okay i got it it's a big market if you get transmitters and receivers it's a big market if you say there's a subscription piece to it what does that mean to you for wiggle it's okay so if i said yep lots of numbers big big numbers big big numbers right so even if you're talking a tenth of a percent of that big market is what you want to look i don't want to look at the dick that's too big i just want to look at a tenth of the big market and then i want to look at a small piece of that tenth that's still really really big mark big numbers from a business standpoint so in just the transmitter side just the receiver side big number on the uh next gen where sharif said we're going to put this stuff inside of devices big number that subscription right my think of my um my 15 and my 17 year old i'm peeing that every month and they're going to bug me to death daddy daddy daddy i need wiggles daddy i need wiggles daddy i need wiggle right so i'm going to pay i'm going to pay it because they're going to lose the block or they're going to break the court or or what have you so those markets are are really really uh really really huge the business case for it uh we believe is very very strong it's okay how to get from how do you get from in uh uh my head insurance head into reality so we said we stepped this thing so step one is really development of the technology now you heard sharif say right we've done some stuff already we've already uh done some prototyping we've already built um some capabilities we're already um under contract to deliver this capability to show that this stuff works in civility applications i'll hold up this little this little ugly guy right we've already taken uh where you saw with sharif where he had uh kind of the the big prototype stuff he says we're going to miniaturize we've already done that before right we've already done that we're now exploring getting more capability getting better a harvesting of energy and we now have the capability through some agreements to move this technology even further we can develop the technology even uh even further and get it to the market even better so our next piece is growth right so what does that mean that means that dongle right so we've said hey we need to take that stuff lessons learned a couple billion dollars already spent in how do you get cellular right can you hear me now you know the old commercial can you hear me now what they did was they realized there were gaps well if you couldn't hear this because you didn't have a transmitter so i'll put a transmitter there i need to give you better receiver capability and we think that these folks are really really smart and onto some stuff in inside of this space and we've already started some discussions with some of these folks because the next piece for us is if you think intel inside that's really where we're going to with wiggle is the ability for you to say hey i want um wiggle just just like i get wi-fi and we think that these folks are really prime target and others for integrating that technology into stuff you heard siri talk about inside of a light bulb inside of a ceiling fan uh inside of an apple device that's that's what we think this technology is going for us so here's the important piece of of of this brief right and i wanted to make myself a little check mark but i i got excited when she started talking to mac and stuff and the geek in me came out i have probably said the word wi-fi i don't know at least 50 times i don't think a single person listening to this has stopped and thought what does he mean when he says wi-fi because you already know what wi-fi is wi-fi has a definition to you in your it right you didn't say i want 2.4 gigahertz 2.6 and i wanted this you know you just said wi-fi and you know what wi-fi gave you the ability to do that's what we're going that's what we're going with wiggles wi-fi gets you internet we're gonna get you power that's the concept uh that we're talking to you about today and uh jeff jeff has been gracious enough to to invite us here to talk to you all about what wiggle is and talk to you about where we are in our stage of development we're doing as i mentioned we're doing some stuff already uh with a uh with a vendor for dod for application um and we're in our precede round uh and what we are intended to do is to network those transmitters together so all right so you saw sharif and he showed you the stuff he said hey i'm doing this being foreign and we're going to build this network if you can imagine again back to t and verizon right building the network so that you could get the cell phone covers wherever you want we're at that stage now building that network to move this technology forward developing those teams getting with the folks that are really really smart and making some great advances uh in this in this industry they need our patent to be able to get more than 15 feet or more power than just for um a hearing aid um and moving forward with our minimally valuable products uh in startup so so i'm gonna i'm gonna kind of leave here with here some contact information i'll leave that up for a few seconds for folks that want to do a a screenshot uh or or if you if you need to later uh we can come back to it hopefully uh hopefully that was informative jeff i'm gonna hand back off to you and and i'm gonna leave it by saying hey let let's wiggle um and sharif thanks again for sharing this exciting technology with us um it is unbelievable the work that you guys have done right here in out of hampton virginia and new jersey and working together with our friends also in florida i believe as well this is truly exciting technology and we at tech center are really happy to be working with you and helping to again grow businesses that matter and commercialize technology i know that there are a number of people on who may have questions for you at this point and it would be great if we could open it up in the remaining time that we have for questions for you and sharif and so i'll kick it over then to mary and kelly who will um who will uh you know read the question and if there's any of you who are out there and have additional questions please feel free to ask them at this time so i'll kick it to mary and or kelly okay jeff thank you i'll go with the first one we have a question that says will it charge when in my pocket or purse and will it get hot in my pocket or purse please yeah no it will char assuming you're not carrying the first metal purse but yes yes it will of course it's going to be it's going to receive a little bit power but it will it will charge in your in your inner thing and it i don't see any reason why it should it should get warm it's the same same signal you're receiving now i mean as a matter of fact right now when your phone is in your purse it doesn't mean it's off it's always talking to the the nearest base station to tell it i'm here and so if you have somebody calls you on the other side he knows where you are great okay the next question is if you plug in it takes about one hour to charge if using wiggle is it still one hour yeah so so uh it is still one hour but the the thing here is right now well first of all it depends what handheld device you have okay but it's still one hour but if you have power always there that time is really irrelevant as a matter of fact what we say the right now most of the handheld devices and anybody else has a map for who makes any device that has a battery in there one of the heavy the the great headaches that they have to deal with is to give you as much battery to allow you to charge fewer times during the day otherwise you're going to be mad at them and not buy that devices we do believe that with our technology it will make it very easy for them so this way they don't have to give you super duper battery in there they give you a small very tiny battery in there because the energy that you need to power your device it's in the ether it's everywhere around you so that is what we do believe how technology will allow the industry to do so so i thought right i thought that was a great question because that tells me i don't know i think it says anonymous right that tells me that folks are beginning to see through the paradigm right and see to the other side because because here's what sharif and i talk about right so so what you're seeing now is the beginning stages of i can get wireless power on demand wherever i'm at as we get further away from the existing paradigm and into the paradigm shift we're going to move to i don't need a battery i just need a wiggle network and so my device won't even come with a battery in it my device in 10 15 20 years will come with wiggle capability for me to get on the network and that's what powers my device that's very interesting so we did have a question about how many in a home application how many things would you need to do at home i'm guessing different you know are there other parts you know how difficult would it be to do at home uh so the way we see it is we talk about putting transmitter so you will have a transmitter in the arm and that transmit can be the same same as what you have how the wi-fi and then you can have i guess couple in the room um as it's shown here in in the diagram so you can have you can have a power plug acting like a transmitter and the power plug will be retrofitted so the way we see it is you remove the power and then you put another one that gives you the holes to put the power and yet around it you have the transmitter in there that's one way another one is when you work with when you buy your fan with your your fan will have a transmitter in there uh when you buy for instance something that you put on the table you will have a transmitter in there and these are these are basically entities or elements that transmit the power and it they have the smart to generate to generate the the beam that we're talking about on the handheld device you will have with generation one you will have i guess what you call a dongle or an applique something that you can hook up on one side hooks up to your power plug of your handheld device on the other side it has the current of the receiver small antenna in there and that's basically what you will need to start up yeah so so again so i i don't i don't know who's asking this question but i want to meet you yeah because because you see it through the paradigm so so so here's here's what excites me whenever i'm talking about wiggle and i go to somewhere if i walk into into your room whoever wrote the quest whatever room you're sitting at right just look around at how many electrical outlets are in your room now how many light switches are in europe now how many light bulbs are in your room now how many things are in your room that are uh electric right got a tv in there you got a laptop in there right what if all of those things had a transmitter in those right that's that's the internet thing in another thing says what if i could make all that stuff talk to each other wiggles says what if i could make all of that stuff that's going to talk to each other anyway right whether you whether you want to or not you won't be able to buy devices that won't be internet enabled or enough things enabled so what if it also was wiggling it so it was not only sending information it was also feeding you the power that you needed when you need it so that's a great question right how many would i need well how many things will you have that will be able to provide it for you right that that's really where the paradigm's shifting you to so that question was from from wink bennett and we had linda king actually ask a very good question that would kind of tag along with that she wanted to know how many wiggle work devices could you do in one home as far as like several iphones maybe a samsung phone maybe an apple tv like would this be compatible across all of those i thought that was kind of a little tag on oh yeah that's good so so so my question and i haven't done it before right how many of these things do you have how many cores i'm sitting at my desk i had a bunch of these things just sitting around and realized so now i got cords and and plugs all over the place right so so really what we're talking about is replacing those with the ability to not need those and then as sharif right so that's that's generation one that's right now that's today right let's replace this guy let's put a transmitter in this guy so i plugged this guy into the wall and then i don't have to hunt for a cord ever ever ever ever ever again i just put a dongle in my device samsung enable dongle uh iphone enable dongle right whatever you want to call it i plug that guy into the phone so that's that's generation now in the future that technology that would be in this guy would be inside of the electrical outlet it's in the fame and so you know when you say well how many of what i have to buy i would just just buy a light switch and the light switch comes with it in it i just buy a uh a tv and the tv comes with a wiggle transmitter in the tv my laptop has it in there and i think that is a question about safety concerns hello uh-oh did we lose barry i think mary mary must be kelly what's the next question i think you got the next question the question is will the signal interfere with wireless routers or other wireless devices in proximity yeah so so that's one of the things we give we give a lot of thought to the way we do our bim forming and we're leveraging a lot of the research that has been done in the 5g 80w i'm sorry in the in the 5g in the 5g technology the one that's coming up where basically when we form we form our beam in such way that it is going to be uh it will not be and it will not interfere with the 2.4 gear that's one thing that we're looking at there's gonna be a certain interference but not much the other one is we just pick 2.4 gigahertz for trans because it's easier but nothing will tell us we might use a different frequency and that's the thing that talking to the uh looking at what the industry is going and that's what we we can use we can use other frequencies that are free that are free to use and that will be able to allow you not to that this way we will not interfere with the 2.4 gears as a matter of fact there is another thing that we have to worry about interfering the all internet of things that are coming out in the field they're all will have rf and that's one of the things i mentioned in my portion of the talk is we spent a lot of time in trying to come up with a beamforming concept that will not interfere with all the internet of things as well as the existing wi-fi devices over so we have a question from matt johnson he asked about concerns or interference what concerns do you have about operating within an unlicensed spectrum that is becoming increasingly crowded and do you foresee a point in time where the fcc opens up spectrum for licensed wire power transfer like wiggle yes uh there is some talk now luckily there are some bodies that are talking there's some talk in trying to talk to the fcc and all the other governmental bodies and they're starting to see the need for this technology so i foresee that they are going to add frequencies not just for power but also for all the 5g devices for the iot device that are going to be deployed and as the professor mentioned before i think by the year 2030 or something we're going to have about 20 billion internet of things devices and all this is the need to have rf and everything so yes the answer the short answer is going to be they're going to be some frequencies allocated the nice thing about our technology it is the frequency agnostics and we don't really care we have to tune our frequencies and transmitter to the appropriate frequency that's going to be allocated uh one caveat though is the higher you go in frequency the more uh the attenuation you will have and that's one of the things that we are also looking at in our technology over um i believe this question came from christy will there be any additional component that has to physically attach to the mobile device if so what is the benefit over a charging case uh well so the the device what's going to be what's going to be hooked up to your uh to your device is going to be dongle the dongle will have an antenna and we'll have something that hooks up over that's that's what that's what you will need the benefit over the charging case is you're if you are in a wiggle environment you don't need to think about the charging case because the charging case you have to charge it to start with so in this in what we have is you don't need to charge this is something like wireless wi-fi here if you have an area that has wi-fi that's it you don't really think about taking with you the old ways where you can use your phone as an access point to the internet and everything and that's really the analogy that i can make let me i'm sorry what was the name of that person christy all right so christy so again i'm over here like bubbling with his socks right so because these are really really good questions so so he so here's my phone right and so i've got a case on this thing and i this is not a charging case this is just the case so if i drop it because i drop it a lot um so could you put a wiggle uh dongle into that case yes so so as sharif mentioned right you may not need that a charging case because the case has a capacitor and you got a store energy in the capacitor no you would just have a case because maybe you're like me and you want a case so you don't drop your phone and your case is wiggle enable so so if that's your question absolutely right you would you'd go and you'd buy a case and the case would cost whatever and it would be a wiggle enabled case okay we have tamara brown that asked is there a monthly monthly subscription cost and if so and approximate so uh very good question we we in our business model right because you know as jeff mentioned at the beginning right he his his role there with us is hey you guys got a great idea sounds good i love what you guys want to do for dod but how can the free market get to this stuff and so there's a subscription piece and so we took a look and we said well what are people paying right in the u.s for this technology today you know if somebody said i'm sorry not this technology before for wi-fi if a person says hey i want wi-fi so we looked and we looked around the globe and around the world people are paying hopefully can you all can they see my screen yeah yes but around the globe this is what people are paying so we said hey this is the u.s right it's between 10 bucks and 29 bucks a month for access from your mobile device to the wi-fi now what's happening in your house or what you pay when you go stay at the marriott or or or the omni or rich calling right this is what you pay pay for your phone so we landed just from a modeling standpoint at about 1999. we said that that's about what i could stand to lose to have wireless power and and why is that important why is that important for me sadly because uh you know i know tamara tamara knows i travel a lot uh i probably spend uh 40 bucks each trip buying another block and cable because i keep losing and so uh so so we think that that's a nominal nominal cost of what the subscription would be it's it's right right in the middle of where where the market is now uh maybe even a little bit at the lower end of the market uh and i think uh you know folks would folks would gladly pay for that convenience but but great great question the presentation shows three feet as a distance for the charging signal is that the is that current and how far can the signal reach yeah so so the the prototype that we're showing it's for the some paid work that we're uh for a funding agency that's funding us and we're just using it to to test to see how much power we're uh we're measuring but we have we have tested up to 10 feet again that's with a caveat because it depends how much power you need what we discovered is the newer head the newer phones they require a lot more power to charge and the reason being because they're made in such way because they want to make it in such a way that when you charge once you don't have church many times but the answer is the the three bit that they will show now is just for this application that will pay now that we're funded with and we test that 10 feet and we are in the process of taking more measurements because we're characterizing the antenna there's a whole lot technology involved into this thing here because as i mentioned before we have the cellular network the cell network the cell tower costs about but maybe many million dollars we want to replicate the functionality of that box into some that cost less than five dollars so we the the answer is yes right that will show with three feet but we are going to demonstrate and see how far we can go and i think 10 feet is very reasonable thank you sharif here's another i'm going to jump in there here's another very important thing right because i again i'm loving these questions so here's here's what even which sharif said right 3 feet 10 feet here's the important part of it we are networking the the transmitters right remember again verizon guy can you hear me now no i can't okay put another transmitter in can you hear me now yep i hear you straight so so what three feet really says is six feet because i can have a guy here he's three feet guy here he's three feet right so so when sharif's talking about distance he's looking at distance in a whole nother glass he's not looking at it from one transmitter one receiver how far away he's looking at is how how can i move that beam when you meet move that beam what is really the size that i need to cover a 4 4 room is there another transmitter with the better placement be a transmitter on one side right this is not a one transmitter to one receiver how far away can you get we are light years past that piece okay so we have just about two minutes left however this zoom will not end if you want to stay on i just want to throw that out there you have about we have about six questions to um get to and they're all excellent we have one from bridget giles that says will there be any safety concerns as long-term exposure to low levels of energy and will they have biological effects such as dna damage the power that we're going to be using is going to be whatever is going to be mandated by the fcc the same rules as with wi-fi and the cellular uh power and we've been using this for more what 30 years ago and uh so far so but the answer is we will be using the power that is mandated by the fcc and all the uh governmental bodies yeah and what what we what we share with people right you know i think you saw in the video um that it's the same frequency reset is the number of times the unlicensed frequency is what we've been testing on right now so so when people say hey you know hey will it be safe so this is what sharif tells me i hope so because we're using the same frequency as wi-fi so if it's not uh we all have a problem because because i don't think we're going to give up wi-fi so all right next question if i'm using this regularly is there going to be wear my battery out faster right now any type of rechargeable battery does not last for extended time the more is charged over a period of time we uh the way our application will work is you will you can we can conceive it as under user programmable meaning you can tell it when you want to charge or it doesn't have to charge all the times because really and and as we were saying this really introduced a new paradigm right now the reason you have the big big super duper batteries because you want to charge it once and then not go back to it maybe in a day or something but if our technology what it does it basically makes the whole ether around you the whole environment as the batteries so really you really need it you really use it when you need it so this we we can we foresee at least we see that the battery in whenever if the our technology is deployed you no longer need a battery you need maybe a very minimal something in there that basically uses as a cushion and then you will not need the battery because the whole heat of the whole environment around you is the battery over so unfortunately we do have to wrap this up i am going to turn it over to jeff johnson to summarize this session and please stay tuned for an email follow-up where we'll try to go ahead and answer the rest of those questions well everybody thank you so much for a great q a and a great presentation dr glover and sharif shebang we appreciate you taking the time out and sharing this exciting technology with us here at tech center our goal of course is to help commercialize discovery and grow businesses that matter this is what we do um both here and of course back um in blacksburg where mary is and where uh our new leader brett uh is as well who's really growing businesses there as well so that's our focus here at tech center if you have an idea or if you have technology that you'd like to help move forward give us a call at techcenter each of you on this call will get a thank you follow-up note from kelly i believe here and answers to questions that we were not able to get to i know that there was a ton of questions in the q a that we were not able to get to but we do want to actually follow up with the with the with you on these questions we also want to provide you the contact information to dr glover and sharif as well so you can talk to them directly again i can't thank you enough for taking your lunch and spending it with us thank you to kelly thank you to mary for helping us to pull together this webinar and we'll look forward to seeing you at our next tech talk which we believe will be focused around driverless cars so i know you're all excited about that so um we look forward to seeing you at the next tech talk thanks again and we'll talk to you all later bye for now bye thanks a lot.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
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- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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